Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9
Tel:	(905) 713-6322
Fax:	(905) 713-6332

MI DEVELOPMENTS ANNOUNCES FOURTH QUARTER AND 2008 RESULTS

March 27, 2009, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three-month period and year ended December 31, 2008.  All figures are in U.S. dollars.

REAL ESTATE BUSINESS(1)

	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)	2008	2007	2008	2007
Revenues	$54,495	$51,391	$219,141	$189,547
Net income	$32,574	$37,735	$132,647	$110,311
Funds from operations (“FFO”)(2)	$42,552	$39,403	$178,321	$142,180
Diluted FFO per share(2)	$0.91	$0.84	$3.82	$2.96

MID CONSOLIDATED(1)

	Three months ended December 31,		Year ended December 31,
(in thousands, except per share figures)	2008	2007	2008	2007
Revenues
Real Estate Business	$54,495	$51,391	$219,141	$189,547
Magna Entertainment Corp. (“MEC”)(3)	115,369	115,224	595,910	619,623
Eliminations	(13,652)	(7,203)	(40,566)	(22,539)
	$156,212	$159,412	$774,485	$786,631
Net income (loss)
Real Estate Business	$32,574	$37,735	$132,647	$110,311
MEC — continuing operations	(78,272)	(24,102)	(112,879)	(9,279)
Eliminations	(642)	(178)	(1,085)	(55,269)
Income (loss) from continuing operations	(46,340)	13,455	18,683	45,763
MEC — discontinued operations(4)	(8,219)	(1,966)	(21,899)	(6,254)
	$(54,559)	$11,489	$(3,216)	$39,509
Diluted earnings (loss) per share from continuing operations	$(0.99)	$0.28	$0.40	$0.95
Diluted earnings (loss) per share	$(1.17)	$0.24	$(0.07)	$0.82

(1)

Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)

FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to “Reconciliation of Non-GAAP to GAAP Financial Measures” below.

(3)	Excludes revenues from MEC’s discontinued operations.

(4)

Discontinued operations represent MEC’s discontinued operations, net of certain related consolidation adjustments. MEC’s discontinued operations for the three-month periods and years ended December 31, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™. In addition, MEC’s discontinued operations for the year ended December 31, 2008 and the three-month period and year ended December 31, 2007 include the operations of Great Lakes Downs, which was sold in July 2008.

2008 REAL ESTATE BUSINESS OPERATING HIGHLIGHTS

•      Annual FFO increased by 25% to $178.3 million ($3.82 per share) from $142.2 million ($2.96 per share) in the prior year.

•      Annual rental revenues and total revenues were $178.6 million and $219.1 million, respectively, representing increases over the prior year of 7% and 16%, respectively.

•      Interest and other income earned from MID’s secured loans to MEC was $40.5 million, up from $22.5 million in 2007.

•      Annual net income of the Real Estate Business increased by 20% to $132.6 million from $110.3 million in the prior year.

•      Eight Magna-related expansion projects and one third-party expansion project were brought on-stream during 2008, adding an aggregate of 154 thousand square feet of leaseable area, at a total cost of $21.0 million.

•      The Real Estate Business’ customer base continued to expand with the signing of long-term leases with affiliates of Cardinal Health and Siemens Canada.

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, stated, “We are very pleased with the strong financial results MID achieved in 2008, marking our sixth consecutive year of year-over-year revenue growth.  Our continued success in the face of unprecedented economic volatility in the latter half of 2008 is a testament to our solid fundamentals, conservative balance sheet and the quality and stability of our portfolio of assets.  Looking ahead, we will continue to seek new opportunities for growth with Magna when the automotive industry recovers and, in the near-term, we are committed to working to leverage our experience and expertise to expand our third-party tenant roster and diversify our portfolio.”

MEC CHAPTER 11 FILING AND PROCESS

On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.

MID holds a controlling equity interest in MEC and, through a subsidiary of MID (the “MID Lender”), is the largest secured creditor of MEC.  At the Petition Date, the balance of MID’s existing loans to MEC, including accrued interest, was approximately $372 million, comprised of $171 million under the Gulfstream Park project financing, $23 million under the Remington Park project financing, $125 million under the bridge loan provided in September 2007 (the “2007 MEC Bridge Loan”), and $53 million under the loan provided in December 2008 discussed further below (the “2008 MEC Loan”).  All of these loans are secured.

“Despite MEC’s significant financial challenges, we continue to believe that it has a portfolio of valuable real estate that is attractive from a development and redevelopment perspective.  Our participation in the MEC Chapter 11 process is intended to preserve the value of our secured loans and ultimately create value for MID shareholders.  That is why MID made available to MEC the DIP loan and entered into and agreement with MEC to be stalking horse bidder for certain of MEC’s assets. At the same time, we are developing a plan to segregate any racing or gaming assets that we may acquire in the MEC Chapter 11 process in a separate and self-sustaining subsidiary.”

DIP Loan

In connection with the Debtors’ Chapter 11 filing, MID, through the MID Lender, agreed to provide a six-month secured debtor-in-possession financing facility to MEC (the “DIP Loan”) in the amount of up to $62.5 million.  The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court.  An interim order was subsequently entered by the Court on March 13, 2009.  The final terms of the DIP Loan will be confirmed and the second tranche of up to $49.1 million will be made available subject to, and upon entry of, a final order of the Court.  The hearing on this final order is scheduled for April 3, 2009.  Subject to entry of a final order, a portion of the DIP Loan will be used to fund interest and fees payable to secured creditors, including an estimated $26.2 million to MID.

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Subject to entry of a final order, the DIP Loan will be secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors.  Under the DIP Loan, MEC may request funds to be advanced under the DIP Loan on a monthly basis and such funds must be used in accordance with an approved budget.  The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.  Miller Buckfire & Co., LLC, MEC’s financial advisor and investment banker, will conduct a marketing and sale process for MEC’s assets.

Stalking Horse Bid

MID has entered into an agreement with MEC to purchase MEC’s relevant interests associated with the following assets (the “Stalking Horse Bid”): Golden Gate Fields; Gulfstream Park, including MEC’s interest in The Village at Gulfstream Park™ (a joint venture with Forest City Enterprises, Inc. (“Forest City”)); Palm Meadows Training Center and related excess lands; Lone Star Park; AmTote International, Inc. (“AmTote”); XpressBet®; and a holdback note associated with MEC’s sale of The Meadows in 2006 (the “Meadows Holdback Note”).  MID’s aggregate offer price for these assets is approximately $195 million, with $136 million to be satisfied through a credit bid of the MID Lender’s existing loans to MEC, $44 million in cash and $15 million through the assumption of a capital lease.  MEC has sought Court approval of the bid and auction procedures for the sale of these assets, and MID’s Stalking Horse Bid may be topped by third parties during this auction process.  MID will not receive any termination fees if MEC sells any assets to a third party, but may receive reimbursement for its expenses in connection with the Stalking Horse Bid.  A hearing on the bid and auction procedures relating to the Stalking Horse Bid assets and MEC’s other assets is scheduled for April 3, 2009.

MID has not made an offer to purchase any other assets of MEC at this time, although MID will continue to evaluate whether to do so during the course of the Chapter 11 process.

Post-Chapter 11 Operations; Forbearance Agreement

If MID acquires non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets.  Any horseracing or gaming assets acquired by MID would be segregated from MID’s real estate business and held in one or more new wholly-owned subsidiaries of MID (“RaceCo”).  Subject to the outcome of the Chapter 11 auction process, (a) MID would retain the lands at Golden Gate Fields and Gulfstream Park, the joint venture interest in The Village at Gulfstream Park™, and the Meadows Holdback Note and (b) RaceCo would lease the racing and gaming facilities at Gulfstream Park and Golden Gate Fields from MID pursuant to triple-net leases at fair market rent and would own the relevant interests in Lone Star Park, AmTote and XpressBet®.  If MID acquires the Golden Gate Fields property, it intends to immediately commence seeking all required approvals to develop the property for commercial real estate uses.

On closing of the asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, RaceCo or (b) enter into any transactions with, or provide any services or personnel to, RaceCo, except for (i) the triple-net leases referred to above and (ii) limited administrative and office services.  MID would also agree not to enter into any transactions in the horseracing or gaming business except through RaceCo.

By December 31, 2011, MID would either (a) if RaceCo were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at RaceCo and either sell or develop all of RaceCo’s remaining assets.

MEC as a Going Concern

The results of operations and the financial position of MEC have been included in the Company’s unaudited interim consolidated financial statements accompanying this press release using the same generally accepted accounting principles as applicable prior to MEC’s Chapter 11 filing.  Although MEC has filed for relief under Chapter 11 of the Bankruptcy Code, MEC’s results of operations and financial position continue to be included in the Company’s consolidated financial statements using the going concern concept, which assumes that MEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  However, MEC’s realization of assets and discharge of liabilities is subject to significant uncertainty and substantial doubt exists as to whether MEC will be able to continue as a going concern.  If the going concern basis is not appropriate, reductions to the

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carrying amounts and/or adjustments to the classification of MEC’s assets and liabilities will be necessary in the Company’s consolidated financial statements.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of its Real Estate Business.

For further details of MEC’s Chapter 11 filing and the treatment of stockholders and creditors, the DIP Loan, the Stalking Horse Bid and MEC’s going concern assumption, please refer to notes 1(a) and 2 to the accompanying unaudited interim consolidated financial statements below.

DISCUSSIONS WITH MID SHAREHOLDERS AND REORGANIZATION PROPOSALS

Since shortly after the time of the Company’s spin-off from Magna in August 2003, certain of the Company’s shareholders have expressed different views as to how the Company should be structured, managed and operated.  These views have been expressed in a variety of forms, including confidential discussions among the Company and shareholders, formal shareholder proposals, special meeting requisitions and litigation.  The Company has had a controlling equity interest in MEC since the time of the Company’s spin-off and the Company’s relationship with MEC has been the subject of particular focus in the Company’s interactions with its shareholders.

On March 31, 2008, MID received a reorganization proposal (the “March 2008 Reorganization Proposal”) on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the “Stronach Group”), MID’s controlling shareholder.  In the period following the announcement of the March 2008 Reorganization Proposal, certain of the Company’s Class A shareholders expressed their opposition to the proposal.  Accordingly, in June 2008, at the direction of a Special Committee (the “MID Special Committee”) of MID’s Board of Directors (the “Board”), MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the March 2008 Reorganization Proposal, in order to develop a consensus on how best to amend and structure the proposed reorganization to achieve the requisite level of shareholder support.  No consensus was reached with respect to amendments to the March 2008 Reorganization Proposal that would have resulted in a revised proposal that MID would have been asked to put before its shareholders for their consideration, and, on November 7, 2008, MID announced that discussions with shareholders with respect to the March 2008 Reorganization Proposal had effectively terminated.

MID continued to work on developing an alternative for its investments in MEC.  On November 26, 2008, MID announced that the MID Special Committee had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the “November 2008 Reorganization Proposal”).

The November 2008 Reorganization Proposal included an additional loan to MEC, as well as amendments to the existing financing arrangements with MEC, all of which were implemented upon announcement of the November 2008 Reorganization Proposal as discussed further below.

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved.  As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.  The termination of the transaction agreement among MID, MEC and the Stronach Group with respect to the November 2008 Reorganization Proposal resulted in the acceleration of the maturity of various MEC loans, including a new maturity date for MEC’s $40.0 million senior secured revolving credit facility with a Canadian financial institution (the “MEC Credit Facility”) of March 5, 2009, as discussed further below.  Accordingly, MID and MEC commenced discussions in February 2009 that resulted in the MEC Chapter 11 filing.

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CHANGES TO MEC LOANS

Between May and October of 2008, the maximum commitment available to MEC under the 2007 MEC Bridge Loan was increased to $125.0 million and the maturity date was extended to December 1, 2008.  In addition, the deadline for MEC to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender was extended to December 1, 2008.  Concurrent with these changes to the MEC financing arrangements with the MID Lender, the maturity date of the MEC Credit Facility was extended to November 17, 2008 and, subsequently, to November 28, 2008.

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal, MID announced that the MID Lender had agreed to extend the maturity date of the 2007 MEC Bridge Loan to March 31, 2009.  At the same time, the MEC Credit Facility was extended to mature on March 16, 2009.  The maturity dates for the 2007 MEC Bridge Loan and the MEC Credit Facility were accelerated to March 20, 2009 and March 5, 2009, respectively, when the transaction agreement for the November 2008 Reorganization Proposal was terminated as discussed above.  As a result of MEC’s Chapter 11 filing on March 5, 2009, neither of these facilities were paid when due.

MID also announced on November 26, 2008 that the MID Lender had agreed to provide MEC with the 2008 MEC Loan in two tranches. The first tranche of up to $50.0 million (plus costs and fees) was set to mature on March 31, 2009 (accelerated to March 20, 2009 when the transaction agreement for the November 2008 Reorganization Proposal was terminated as discussed above) and was used solely to fund operations, payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, mandatory payments of interest in connection with other of MEC’s existing debt, maintenance capital expenditures and capital expenditures required pursuant to the terms of MEC’s joint venture arrangements.  As a result of MEC’s Chapter 11 filing on March 5, 2009, the first tranche of the 2008 MEC Loan was not repaid when due.  The second tranche of up to $75.0 million (plus costs and fees) was made available to fund the application by one of MEC’s subsidiaries for a Maryland slots licence (the “Slots Application”) and related matters and the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence.  In February 2009, MEC’s subsidiary, Laurel Park, submitted the Slots Application and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application.  Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that MEC’s Slots Application was not accepted for consideration.  Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.  The maturity date of the second tranche of the 2008 MEC Loan was initially December 31, 2011, but as a result of the Slots Application not being accepted for consideration, it was accelerated in accordance with the terms of the loan to May 13, 2009.

OUR RELATIONSHIP WITH MAGNA AND PRESSURES IN THE AUTOMOTIVE INDUSTRY

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant.  However, the level of business MID has received from Magna has declined significantly over the past four years.  This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna’s plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID’s ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight Capital, Inc. (“Greenlight”).  Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight’s oppression application appeal has now been dismissed, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna.  Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at the end of 2008 and we have incurred a net reduction in total leaseable area of approximately 0.2 million square feet since the end of 2006.

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business.  These trends, many of which considerably intensified over the course of 2008 as a result of negative economic developments, falling consumer confidence and other related factors, include:

•                  declining global light vehicle production volumes and sales levels;

•                  the restructuring of the global automotive industry and the growing risk of original equipment manufacturer (“OEM”) insolvency proceedings;

•                  significant government financial intervention in the global automotive and financial services industries;

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•                  the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in Magna’s operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;

•                  the continued exertion of significant pricing pressure by OEMs;

•                  increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;

•                  increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•                  the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;

•                  the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and

•                  the continued consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand.  Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in 2009 and that it expects to take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence. Magna’s rationalization strategy currently includes eight facilities under lease from the Company in North America with an aggregate net book value of $35.3 million at December 31, 2008.  These eight facilities represent 1.2 million square feet of leaseable area with annualized lease payments of approximately $4.7 million, or 2.8%, of MID’s annualized lease payments at December 31, 2008.  MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna’s plant rationalization strategy to include additional MID facilities.

REAL ESTATE BUSINESS FINANCIAL RESULTS

Fourth Quarter Highlights

In respect of our core rental portfolio, during the fourth quarter of 2008 we brought on-stream two expansion projects in Austria for Magna, and one third-party expansion project, representing an aggregate of ten thousand square feet of leaseable area, at a cost of $1.7 million.

At December 31, 2008, the Real Estate Business had three minor projects under development: one in each of Canada, the United States and Austria.  These projects commenced in 2008 and will add an aggregate of nine thousand square feet of leaseable area to the Real Estate Business’ income-producing portfolio.  The total anticipated cost of these projects is approximately $3.3 million, of which $1.2 million had been incurred at December 31, 2008.

At December 31, 2008, the Real Estate Business had 27.3 million square feet of leaseable area, with annualized lease payments of $167.7 million, representing a return of 10.9% on the gross carrying value of our income-producing portfolio.

Three Months Ended December 31, 2008

Revenues were $54.5 million in the fourth quarter of 2008, a 6% increase from revenues of $51.4 million in the fourth quarter of 2007.  The higher revenues are due to a $6.4 million increase in interest and other income earned from MEC, primarily due to a $4.8 million increase in interest and fees earned under the 2007 MEC Bridge Loan established in September 2007 and the increased level of borrowings and arrangement fees under the Gulfstream Park project financing facility, partially offset by a $3.3 million reduction in rental revenues.  The decrease in rental revenues is primarily due to foreign exchange, which had a $4.5 million negative impact as the U.S. dollar strengthened, compared to the prior year period, against the foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates.  Property vacancies and lease replacements and renewals also had a negative impact, reducing revenue for the quarter by $0.7 million compared to the prior year period.  These negative contributions to rental revenues were partially offset by contractual rent adjustments which increased revenues by $1.8 million, primarily due to cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2008.

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FFO for the fourth quarter of 2008 was $42.6 million ($0.91 per share) compared to $39.4 million ($0.84 per share) in the prior year period, representing an increase of 8%.  This $3.2 million increase is due to increases of $3.1 million in revenues and $1.8 million in foreign exchange gains and a $0.3 million reduction in net interest expense, partially offset by increases of $0.8 million in general and administrative expenses and $1.2 million in current income tax expense.

General and administrative expenses in the fourth quarter of 2008 increased by $0.8 million to $5.6 million from $4.8 million in the fourth quarter of 2007.  General and administrative expenses for the fourth quarter of 2008 include (i) $1.9 million of advisory and other costs incurred in connection with the reorganization proposals and the exploration of alternatives in respect of MID’s investments in MEC (see “DISCUSSIONS WITH MID SHAREHOLDERS AND REORGANIZATION PROPOSALS”) and (ii) a $0.9 million net recovery of costs incurred in connection with the litigation brought by Greenlight (the “Greenlight Litigation”).  Excluding these items, general and administrative expenses of $4.6 million for the fourth quarter of 2008 decreased slightly compared to $4.8 million in the fourth quarter of 2007.

The Real Estate Business recognized net foreign exchange gains of $1.8 million in the fourth quarter of 2008 (nominal amount in the prior year period) from the re-measurement of certain foreign currency denominated assets and liabilities.  The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax liabilities of MID subsidiaries having a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID’s corporate entity, which has a Canadian functional currency.

Net interest expense was $2.3 million in the fourth quarter of 2008 ($3.3 million of interest expense less $1.0 million of interest income) compared to $2.7 million in the third quarter of 2007 ($4.3 million of interest expense less $1.6 million of interest income).  The $0.6 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances.  Interest expense decreased by $1.0 million, primarily due to foreign exchange as the Company’s senior unsecured debentures are denominated in Canadian dollars.

During the fourth quarter of 2007, the Real Estate Business recognized $7.1 million of currency translation gains.  These gains, which were previously included in the “accumulated other comprehensive income” component of shareholders’ equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.  These gains have been excluded from the determination of the Real Estate Business’ FFO.

The Real Estate Business had an income tax expense for the fourth quarter of 2008 of $5.7 million, compared to an income tax expense for the fourth quarter of 2007 of $2.3 million.  Excluding net unusual tax recoveries in the three months ended December 31, 2008 and 2007 of $1.3 million and $3.8 million, respectively (see note 13 to the accompanying financial statements), and the currency translation gains in the fourth quarter of 2007 discussed previously (which are not subject to tax), the income tax expense for the fourth quarter of 2008 was $7.0 million, representing an effective tax rate of 18.4%, compared to $6.1 million for the fourth quarter of 2007, representing an effective tax rate of 18.6%.

The Real Estate Business reported net income of $32.6 million for the fourth quarter of 2008 compared to $37.7 million in the prior year period.  The decrease in net income is due to $7.1 million of currency translation gains in the prior year period and increases of $0.8 million in general and administrative expenses and $3.4 million in income tax expense, partially offset by increases of $3.1 million in revenues and $1.8 million in foreign exchange gains and reductions of $0.9 million in depreciation and amortization (due primarily to the impact of foreign exchange) and $0.3 million in net interest expense.

Year Ended December 31, 2008

Revenues were $219.1 million in 2008, a 16% increase from revenues of $189.5 million in 2007.  The higher revenues are due to an $11.6 million increase in rental revenues and an $18.0 million increase in interest and other income earned from MEC, primarily due to a $16.0 million increase in interest and fees earned under the 2007 MEC Bridge Loan and the increased level of borrowings and arrangement fees under the Gulfstream Park project financing facility.  The higher rental revenues are partially due to foreign exchange, which had a $5.2 million positive impact as the U.S. dollar weakened, compared to the prior year, against most foreign currencies (primarily the euro) in which the Real Estate Business operates.  Contractual rent adjustments (primarily being the cumulative CPI-based increases discussed previously) and projects coming on-stream also had positive impacts, increasing revenues by $6.9 million and $2.3 million, respectively.  These positive contributions to rental revenues were partially offset by a $2.7 million reduction from

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property disposals and vacancies and lease renewals and replacements, resulting partially from activities related to Magna’s plant rationalization strategy and the general economic downturn.

FFO for 2008 was $178.3 million ($3.82 per share) compared to $142.2 million ($2.96 per share) in the prior year.  FFO for 2008 includes a $7.4 million current tax recovery from revisions to estimates of certain tax exposures (see note 13 to the attached financial statements).  FFO for 2007 includes a net $1.1 million current tax recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a previous year.  Excluding the above income tax items and a $3.9 million fee paid by Magna in conjunction with a lease termination at the end of the first quarter of 2008 and its related income tax effect, FFO for 2008 was $168.3 million ($3.60 per share), representing a 19% increase from FFO for 2007 of $141.1 million ($2.93 per share).  This $27.2 million increase is due to increases of $29.6 million in revenues and $0.9 million in foreign exchange gains and a $1.4 million reduction in current income tax expense (excluding current income taxes associated with disposal gains in 2007), partially offset by increases of $2.6 million in general and administrative expenses and $2.1 million in net interest expense.

General and administrative expenses increased by $2.6 million to $26.1 million for 2008 from $23.5 million in the prior year.  General and administrative expenses for 2008 include (i) $7.4 million of advisory and other costs incurred in connection with the reorganization proposals and the exploration of alternatives in respect of MID’s investments in MEC, (ii) a $1.0 million bonus payment paid to MID’s former Chief Executive Officer following the Company’s announcement of his departure in August 2008 and (iii) a net $1.2 million recovery of costs incurred in connection with the Greenlight Litigation. General and administrative expenses for 2007 include (i) $2.2 million of advisory and other costs in connection with the exploration of alternatives in respect of MID’s investments in MEC, (ii) $2.0 million of costs associated with the Company’s contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts and (iii) $0.3 million of costs associated with the Company’s defence against the Greenlight Litigation.  Excluding these items, general and administrative expenses were approximately $18.9 million in each of the years ended December 31, 2007 and 2008.

The Real Estate Business recognized net foreign exchange gains of $1.6 million and $0.7 million in 2008 and 2007, respectively, from the re-measurement of certain foreign currency denominated assets and liabilities as discussed previously.

Net interest expense was $10.2 million in 2008 ($15.2 million of interest expense less $5.0 million of interest income) compared to $8.1 million for 2007 ($15.4 million of interest expense less $7.3 million of interest income).  The reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment.

The Real Estate Business’ income tax expense was $11.7 million in 2008 compared to $16.0 million in the prior year.  Excluding net unusual tax recoveries in 2008 and 2007 of $13.4 million and $6.5 million, respectively (see note 13 to the attached financial statements), a $1.5 million gain on disposal of real estate and related tax expense in 2007 and $7.7 million of net currency translation gains in 2007, the income tax expense for 2008 was $25.1 million, representing an effective tax rate of 17.4%, compared to $22.1 million for 2007, representing an effective tax rate of 18.9%.  This 1.5% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the proportion of income earned in the various tax jurisdictions in which the Real Estate Business operates.

Net income of $132.6 million for 2008 increased by 20% compared to net income of $110.3 million for 2007.  The $22.3 million increase is due to increases of $29.6 million in revenues and $0.9 million in foreign exchange gains and a $4.3 million reduction in income tax expense, partially offset by increases of $2.6 million in general and administrative expenses, $1.9 million in depreciation and amortization (due primarily to the impact of foreign exchange and projects brought on-stream in 2007 and 2008) and $2.1 million in net interest expense.  Net income was also negatively impacted, compared to the prior year, by a write-down of long-lived assets of $0.5 million recognized in 2008, $3.9 million less of other gains and the $1.5 million gain on disposal of real estate recognized in 2007 (nil in 2008).

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

Most of MEC’s racetracks operate for prescribed periods each year.  As a result, MEC’s racing revenues and operating results for any quarter will not be indicative of racing revenues and operating results for any other quarter or for the year as a whole.  Because four of MEC’s largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Pimlico Race Course) run live race meets principally during the first half of the year, MEC’s racing operations have

8

historically operated at a loss in the second half of the year, with MEC’s third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC’s discontinued operations for the three-month periods and years ended December 31, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™.  In addition, MEC’s discontinued operations for the year ended December 31, 2008 and the three-month period and year ended December 31, 2007 include the operations of Great Lakes Downs, which was sold in July 2008.

MEC’s revenues from continuing operations for the fourth quarter of 2008 were relatively stable at $115.4 million compared to $115.2 million in the prior year period.  MEC’s revenues for the fourth quarter of 2008 compared to the fourth quarter of 2007 were impacted by positive factors including (i) 25 additional live race days at Golden Gate Fields with a change in the racing calendar and additional awarded live race days and (ii) increased revenues in MEC’s Florida operations, primarily due to increased slot revenues at Gulfstream Park and the offering of simulcasting after the live race meet ended, which was not available in the prior year period.  However, these positive factors were offset primarily by (i) one less live race date at Laurel Park, (ii) three fewer live race days at Lone Star Park, (iii) lower average daily attendance and handle at Laurel Park and Pimlico (collectively “MJC”) and Lone Star Park and (iv) fewer housing unit sales at MEC’s Austrian residential housing development.

MEC’s revenues from continuing operations for the year ended December 31, 2008 decreased 4% to $595.9 million from $619.6 million in the prior year, primarily due to (i) 14 fewer live race days at Laurel Park, (ii) lower handle and wagering on the 2008 Preakness®, (iii) the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007, (iv) reduced simulcasting wagering at Golden Gate Fields, particularly in the first quarter, due to fewer live race days at Santa Anita Park, which is a popular simulcasting signal at Golden Gate Fields and (v) lower average daily attendance and handle at The Meadows, MJC and Lone Star Park.  These negative factors were partially offset by increased revenues in MEC’s Florida operations for the reasons discussed above.

Earnings before interest, taxes, depreciation and amortization from MEC’s continuing operations excluding write-downs of long-lived and intangible assets, real estate disposal gains, other net gains and the minority interest impact (“EBITDA”) for the fourth quarter of 2008 was a loss of $23.8 million compared to a loss of $15.4 million in the prior year period.  This increase in EBITDA loss is primarily due to increases of $5.2 million in purses, awards and other costs, $4.4 million in operating costs and $1.4 million in foreign exchange losses, partially offset by a $2.5 million reduction in general and administrative expenses.  The increase in purses, awards and other expenses is primarily due to the increase in live race days at Golden Gate Fields.  The increase in operating costs is primarily due to increased predevelopment and pre-opening costs, including increased legal costs relating to the protection of MEC’s content distribution rights and increased costs to pursue alternative gaming opportunities.  The reduction in general and administrative expenses is primarily attributable to several of MEC’s racetracks, as well as its corporate office, incurring lower general and administrative expenses as a result of cost reduction initiatives.

EBITDA for the year ended December 31, 2008 was a loss of $20.0 million compared to a loss of $8.9 million in the prior year.  This $11.1 million increase in EBITDA loss is due to a $23.7 million reduction in revenues and increases of $0.8 million in operating costs and $0.7 million in foreign exchange losses, partially offset by reductions of $5.6 million in purses, awards and other costs and $8.5 million in general and administrative expenses.  The reduction in purses, awards and other expenses is primarily due to the reasons provided above for the decline in revenues from MEC’s racing and gaming operations.  The reduction in general and administrative expenses is primarily attributable to the cost reduction initiatives discussed above and reduced severance costs in 2008 compared to the prior year.

MEC’s continuing operations recorded a total charge of $125.8 million in 2008 ($120.8 million in the fourth quarter) in relation to write-downs of long-lived and intangible assets of MJC, Golden Gate Fields, Lone Star Park and The Meadows and real estate held for sale in Dixon, California.  Impairment charges were recorded in the fourth quarter relating to (i) the entire amount of $47.8 million of MJC’s racing licence, (ii) the entire amount of $34.4 million of Lone Star Park’s racing licence, (iii) the entire amount of $27.7 million of Golden Gate Fields’ racing licence, (iv) $1.1 million of fixed assets used in the operation of The Meadows, (v) $2.0 million at MJC and $2.8 million at Golden Gate Fields of development projects that were determined unlikely to have any future benefit and (vi) $5.1 million of real estate property held for sale in Dixon, California (in addition to the $5.0 million impairment charge recorded in the first quarter of 2008).  During 2007, MEC recognized a non-cash impairment charge of $1.3 million in connection with the planned sale of real estate in Porter, New York.  For further details of MEC’s impairment charges, refer to note 6 to the accompanying financial statements.

9

MEC recorded a net loss of $87.2 million for the fourth quarter of 2008 compared to $26.8 million in the fourth quarter of 2007.  Net loss in the fourth quarter of 2008 was negatively impacted by the $8.4 million increase in EBITDA loss discussed above, a $7.0 million increase in net interest expense, the $120.8 million of impairment charges recorded in the fourth quarter of 2008 and a $6.2 million increase in the loss from discontinued operations.  These negative factors were partially offset by $3.5 million of dilution losses incurred in the fourth quarter of 2007 related to MEC’s issuance of its Class A Stock, a $28.8 million increase in income tax recovery (primarily related to the impairment charges discussed above) and a $49.8 million increase in the minority interest recovery caused by the increase in MEC’s net loss from continuing operations before the impact of dilution losses and minority interest.  The increase in net interest expense is primarily attributable to (i) increased amounts outstanding under the 2007 MEC Bridge Loan and (ii) increased fees related to extensions to the 2007 MEC Bridge Loan, Gulfstream Park project financing facility and the MEC Credit Facility.  The increase in the loss from discontinued operations is primarily due to $16.0 million of impairment charges relating to long-lived assets at Magna Racino™ ($11.9 million) and Portland Meadows ($4.1 million), partially offset by the related minority interest recovery.

For the year ended December 31, 2008, MEC recorded a net loss of $137.7 million compared to $18.8 million in the prior year.  MEC’s results of operations for 2008 include $24.5 million of disposal gains, primarily related to the disposal of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs.  MEC’s results of operations for 2007 include $48.8 million of gains on the disposal of real estate (which have no related minority interest impact and are eliminated from MID’s consolidated results) related to the sale of MEC’s interests and rights in three real estate properties to MID in return for cash consideration of approximately $79.0 million.  Excluding these items, the $94.6 million increase in net loss is due to the $11.1 million increase in EBITDA loss discussed above, increases of $23.6 million in net interest expense and $124.5 million in impairment charges (both as discussed previously), a $5.8 million increase in depreciation and amortization and a $15.3 million increase in the loss from discontinued operations, partially offset by increases of $5.1 million in other net gains, $26.4 million in income tax recovery (as discussed above) and $54.2 million in the minority interest recovery (as discussed above).  The increase in depreciation and amortization is due primarily to increased depreciation (i) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007 and (ii) on phase two of the slots facility at Gulfstream Park.  The loss from discontinued operations in 2008 includes $48.3 million of impairment charges relating to long-lived assets at Magna Racino™ ($41.1 million) and Portland Meadows ($7.2 million).  For further details of MEC’s loss from discontinued operations for 2008 and 2007, refer to note 4 to the accompanying financial statements.

DIVIDENDS

MID’s Board of Directors declared a dividend of $0.15 per share on MID’s Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2008.  The dividend is payable on or about April 15, 2009 to shareholders of record at the close of business on March 31, 2009.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid in 2006, 2007 and 2008 to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time.  Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC.  At December 31, 2008, MEC was North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.  On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.

For further information, please contact Richard J. Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

10

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007

Net income	$32,574	$37,735	$132,647	$110,311
Add back (deduct):
Depreciation and amortization	10,060	10,960	43,419	41,541
Future income tax expense (recovery)	(82)	(2,225)	1,700	(864)
Write-down of long-lived assets	—	—	450	—
Gain on disposal of real estate, net of income tax	—	—	—	(1,089)
Currency translation loss (gain)	—	(7,067)	105	(7,719)
Funds from operations	$42,552	$39,403	$178,321	$142,180

Basic and diluted funds from operations per share	$0.91	$0.84	$3.82	$2.96

Weighted average number of shares outstanding (thousands)
Basic	46,708	47,249	46,708	48,073
Diluted	46,708	47,249	46,708	48,083

FORWARD-LOOKING STATEMENTS

The contents of this press release contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC’s Chapter 11 process (see note 1(a) to the accompanying unaudited interim financial statements), including in relation to the treatment of stockholders and creditors and the auction of MEC’s assets, and the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

11

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 4)				– note 4)
Three Months Ended December 31,	2008	2007	2008	2007	2008	2007

Revenues
Rental revenue	$40,843	$44,188	$40,843	$44,188	$—	$—
Racing and other revenue	115,369	115,224	—	—	115,369	115,224
Interest and other income from MEC (note 19)	—	—	13,652	7,203	—	—
	156,212	159,412	54,495	51,391	115,369	115,224

Operating costs and expenses
Purses, awards and other	54,246	49,018	—	—	54,246	49,018
Operating costs	68,598	64,219	—	—	68,598	64,219
General and administrative (notes 3, 19)	21,533	23,443	5,618	4,812	15,667	18,183
Foreign exchange losses (gains)	(1,171)	(810)	(1,788)	(32)	617	(778)
Depreciation and amortization	21,931	22,869	10,060	10,960	11,914	11,952
Interest expense, net	11,853	10,921	2,343	2,660	22,725	15,713
Write-down (adjustment to write-down) of long-lived and intangible assets (note 6)	120,778	(136)	—	—	120,778	(136)
Operating income (loss)	(141,556)	(10,112)	38,262	32,991	(179,176)	(42,947)
Gain on disposal of real estate (note 19)	—	—	—	—	—	22
Other gains (losses), net (notes 12, 19)	—	3,600	—	7,067	—	(3,467)
Income (loss) before income taxes and minority interest	(141,556)	(6,512)	38,262	40,058	(179,176)	(46,392)
Income tax expense (recovery) (note 13)	(27,686)	(2,280)	5,688	2,323	(33,374)	(4,603)
Minority interest	(67,530)	(17,687)	—	—	(67,530)	(17,687)
Income (loss) from continuing operations	(46,340)	13,455	32,574	37,735	(78,272)	(24,102)
Loss from discontinued operations (note 4)	(8,219)	(1,966)	—	—	(8,897)	(2,724)
Net income (loss)	$(54,559)	$11,489	$32,574	$37,735	$(87,169)	$(26,826)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
– Continuing operations	$(0.99)	$0.28
– Discontinued operations (note 4)	(0.18)	(0.04)
Total	$(1.17)	$0.24

Basic and diluted weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)	46,708	47,249

See accompanying notes

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 4)				– note 4)
Year Ended December 31,	2008	2007	2008	2007	2008	2007

Revenues
Rental revenue	$178,575	$167,008	$178,575	$167,008	$—	$—
Racing and other revenue	595,910	619,623	—	—	595,910	619,623
Interest and other income from MEC (note 19)	—	—	40,566	22,539	—	—
	774,485	786,631	219,141	189,547	595,910	619,623

Operating costs and expenses
Purses, awards and other	283,161	288,793	—	—	283,161	288,793
Operating costs	272,724	271,887	—	—	272,724	271,887
General and administrative (notes 3, 19)	85,915	94,996	26,083	23,461	59,300	67,750
Foreign exchange losses (gains)	(799)	(588)	(1,557)	(664)	758	76
Depreciation and amortization	88,444	80,759	43,419	41,541	45,197	39,390
Interest expense, net	45,702	38,991	10,195	8,065	75,470	51,916
Write-down of long-lived and intangible assets (notes 6, 8)	126,228	1,308	450	—	125,778	1,308
Operating income (loss)	(126,890)	10,485	140,551	117,144	(266,478)	(101,497)
Gain on disposal of real estate (note 19)	24,340	1,478	—	1,478	24,462	48,776
Other gains (losses), net (notes 12, 14, 19, 20)	5,376	4,256	3,787	7,719	1,589	(3,463)

Income (loss) before income taxes and minority interest	(97,174)	16,219	144,338	126,341	(240,427)	(56,184)
Income tax expense (recovery) (note 13)	(18,717)	13,354	11,691	16,030	(30,408)	(4,007)
Minority interest	(97,140)	(42,898)	—	—	(97,140)	(42,898)

Income (loss) from continuing operations	18,683	45,763	132,647	110,311	(112,879)	(9,279)
Loss from discontinued operations (note 4)	(21,899)	(6,254)	—	—	(24,813)	(9,483)
Net income (loss)	$(3,216)	$39,509	$132,647	$110,311	$(137,692)	$(18,762)

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
– Continuing operations	$0.40	$0.95
– Discontinued operations (note 4)	(0.47)	(0.13)
Total	$(0.07)	$0.82

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year (in thousands) (note 7)
– Basic	46,708	48,073
– Diluted	46,708	48,083

See accompanying notes

Consolidated Statements of Comprehensive Income (Loss)

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007

Net income (loss)	$(54,559)	$11,489	$(3,216)	$39,509
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 12)	(587)	(337)	(582)	(584)
Foreign currency translation adjustment, net of minority interest (note 12)	(68,693)	25,326	(88,483)	106,043
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 10)	—	(16,576)	—	(22,354)
Recognition of foreign currency translation gain in net income (note 12)	—	(7,067)	105	(7,719)
Comprehensive income (loss)	$(123,839)	$12,835	$(92,176)	$114,895

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007

Deficit, beginning of period	$(28,112)	$(62,858)	$(58,436)	$(69,112)
Net income (loss)	(54,559)	11,489	(3,216)	39,509
Dividends	(7,006)	(7,067)	(28,025)	(28,833)
Deficit, end of period	$(89,677)	$(58,436)	$(89,677)	$(58,436)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 4)				– note 4)
Three Months Ended December 31,	2008	2007	2008	2007	2008	2007

OPERATING ACTIVITIES
Income (loss) from continuing operations	$(46,340)	$13,455	$32,574	$37,735	$(78,272)	$(24,102)
Items not involving current cash flows (note 16)	42,870	(6,634)	5,463	969	37,735	(6,346)
Changes in non-cash balances (note 16)	(1,934)	13,890	1,176	(3,882)	(2,979)	18,294
Cash provided by (used in) operating activities	(5,404)	20,711	39,213	34,822	(43,516)	(12,154)

INVESTING ACTIVITIES
Property and fixed asset additions	(5,871)	(35,146)	(4,853)	(9,883)	(1,018)	(25,263)
Proceeds on disposal of real estate and fixed assets, net	—	2,439	—	—	—	2,460
Decrease (increase) in other assets	(2,385)	934	(191)	45	(2,194)	889
Loan advances to MEC, net	—	—	(52,771)	(27,147)	—	—
Loan repayments from MEC	—	—	2,249	1,139	—	—
Cash used in investing activities	(8,256)	(31,773)	(55,566)	(35,846)	(3,212)	(21,914)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	12,347	32,891	—	—	12,347	32,891
Repayment of bank indebtedness	(16,136)	(19,617)	—	—	(16,136)	(19,617)
Issuance of long-term debt	7,233	15,409	—	—	7,233	15,409
Repayment of long-term debt	(2,280)	(22,374)	(101)	(115)	(2,179)	(22,259)
Loan advances from MID, net	—	—	—	—	52,329	25,884
Loan repayments to MID	—	—	—	—	(490)	(434)
Shares purchased for cancellation	—	(40,236)	—	(40,236)	—	—
Minority investment in subsidiary	—	19,581	—	—	—	19,581
Dividends paid	(7,006)	(7,067)	(7,006)	(7,067)	—	—
Cash provided by (used in) financing activities	(5,842)	(21,413)	(7,107)	(47,418)	53,104	51,455

Effect of exchange rate changes on cash and cash equivalents	(11,258)	1,185	(10,461)	1,140	(797)	45
Net cash flows provided by (used in) continuing operations	(30,760)	(31,290)	(33,921)	(47,302)	5,579	17,432

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	1,469	(4,788)	—	—	810	(5,503)
Cash used in investing activities	(476)	(1,434)	—	—	(476)	(1,434)
Cash provided by (used in) financing activities	(2,089)	1	—	—	(3,848)	(704)
Net cash flows (used in) discontinued operations	(1,096)	(6,221)	—	—	(3,514)	(7,641)

Net increase (decrease) in cash and cash equivalents during the period	(31,856)	(37,511)	(33,921)	(47,302)	2,065	9,791
Cash and cash equivalents, beginning of period	187,742	192,371	156,332	158,247	31,410	34,124
Cash and cash equivalents, end of period	155,886	154,860	122,411	110,945	33,475	43,915
Less: cash and cash equivalents of discontinued operations, end of period	(10,110)	(9,241)	—	—	(10,110)	(9,241)
Cash and cash equivalents, of continuing operations end of period	$145,776	$145,619	$122,411	$110,945	$23,365	$34,674

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 4)				– note 4)
Year Ended December 31,	2008	2007	2008	2007	2008	2007

OPERATING ACTIVITIES
Income (loss) from continuing operations	$18,683	$45,763	$132,647	$110,311	$(112,879)	$(9,279)
Items not involving current cash flows (note 16)	67,328	26,381	37,200	31,873	32,869	(53,688)
Changes in non-cash balances (note 16)	(6,540)	11,649	1,924	6,681	(8,714)	4,946
Cash provided by (used in) operating activities	79,471	83,793	171,771	148,865	(88,724)	(58,021)

INVESTING ACTIVITIES
Property and fixed asset additions	(63,634)	(107,260)	(20,850)	(115,839)	(42,906)	(80,902)
Proceeds on disposal of real estate and fixed assets, net	34,123	14,298	—	6,321	34,245	95,712
Decrease (increase) in other assets	(3,976)	(797)	(435)	99	(3,541)	(896)
Loan advances to MEC, net	—	—	(126,660)	(54,610)	—	—
Loan repayments from MEC	—	—	31,535	5,564	—	—
Cash provided by (used in) investing activities	(33,487)	(93,759)	(116,410)	(158,465)	(12,202)	13,914

FINANCING ACTIVITIES
Proceeds from bank indebtedness	61,052	73,831	—	—	61,052	73,831
Repayment of bank indebtedness	(60,806)	(41,132)	—	—	(60,806)	(41,132)
Issuance of long-term debt	22,992	19,754	—	—	22,992	19,754
Repayment of long-term debt	(13,331)	(54,339)	(449)	(413)	(12,882)	(53,926)
Loan advances from MID, net	—	—	—	—	124,889	52,361
Loan repayments to MID	—	—	—	—	(27,903)	(1,564)
Issuance of shares	—	1,058	—	1,058	—	—
Shares purchased for cancellation	(10)	(52,072)	—	(52,072)	(10)	—
Minority investment in subsidiary	—	19,581	—	—	—	19,581
Dividends paid	(28,025)	(28,833)	(28,025)	(28,833)	—	—
Cash provided by (used in) financing activities	(18,128)	(62,152)	(28,474)	(80,260)	107,332	68,905

Effect of exchange rate changes on cash and cash equivalents	(16,357)	9,086	(15,421)	8,939	(936)	147
Net cash flows provided by (used) in continuing operations	11,499	(63,032)	11,466	(80,921)	5,470	24,945

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	6,104	(7,307)	—	—	3,339	(10,363)
Cash used in investing activities	(2,760)	(5,375)	—	—	(2,760)	(5,375)
Cash used in financing activities	(13,817)	(19,681)	—	—	(16,489)	(23,681)
Net cash flows used in discontinued operations	(10,473)	(32,363)	—	—	(15,910)	(39,419)

Net increase (decrease) in cash and cash equivalents during the year	1,026	(95,395)	11,466	(80,921)	(10,440)	(14,474)
Cash and cash equivalents, beginning of year	154,860	250,255	110,945	191,866	43,915	58,389
Cash and cash equivalents, end of year	155,886	154,860	122,411	110,945	33,475	43,915
Less: cash and cash equivalents of discontinued operations, end of year	(10,110)	(9,241)	—	—	(10,110)	(9,241)
Cash and cash equivalents of continuing operations, end of year	$145,776	$145,619	$122,411	$110,945	$23,365	$34,674

See accompanying notes

Consolidated Balance Sheets

(Refer to note 1 — Basis of Presentation)

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 19)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– notes 4, 5)				– notes 4, 5)
As at December 31,	2008	2007	2008	2007	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$145,776	$145,619	$122,411	$110,945	$23,365	$34,674
Restricted cash (note 19)	20,255	32,722	946	4,458	19,309	28,264
Accounts receivable	34,278	39,958	2,256	7,425	32,022	32,533
Loans receivable from MEC, net (note 19)	—	—	247,075	139,168	—	—
Due from MID (note 19)	—	—	—	—	946	4,464
Income taxes receivable	1,887	1,631	1,887	402	—	1,229
Prepaid expenses and other	21,187	17,173	930	1,206	20,300	16,335
Assets held for sale (note 5)	—	1,493	—	—	—	1,493
Discontinued operations (note 4)	24,507	24,724	—	—	24,507	24,724
	247,890	263,320	375,505	263,604	120,449	143,716
Restricted cash	9,651	—	—	—	9,651	—
Real estate properties, net (note 8)	2,075,022	2,224,502	1,401,848	1,561,921	728,511	717,968
Fixed assets, net	71,087	86,196	244	445	70,843	85,751
Racing licences	—	109,868	—	—	—	109,868
Other assets	10,049	6,865	1,110	879	8,939	5,986
Loans receivable from MEC (note 19)	—	—	93,824	97,589	—	—
Deferred rent receivable	13,001	14,898	13,001	14,898	—	—
Future tax assets	62,163	52,430	5,414	5,497	56,749	46,933
Assets held for sale (note 5)	21,732	38,647	—	—	21,732	38,647
Discontinued operations (note 4)	69,954	110,927	—	—	70,026	110,999
	$2,580,549	$2,907,653	$1,890,946	$1,944,833	$1,086,900	$1,259,868
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 9)	$39,460	$39,214	$—	$—	$39,460	$39,214
Accounts payable and accrued liabilities	130,990	140,473	12,411	16,678	118,579	124,140
Income taxes payable	10,368	13,040	7,638	13,040	2,730	—
Loan payable to MID, net (note 19)	—	—	—	—	246,428	137,002
Due to MEC (note 19)	—	—	946	4,464	—	—
Long-term debt due within one year, net (note 9)	104,774	11,142	3,309	488	101,465	10,654
Note obligations due within one year, net	73,726	—	—	—	73,726	—
Deferred revenue	9,368	6,189	3,254	2,078	6,114	4,339
Liabilities related to assets held for sale (note 5)	—	171	—	—	—	171
Discontinued operations (note 4)	33,028	47,981	—	—	33,431	48,378
	401,714	258,210	27,558	36,748	621,933	363,898
Long-term debt, net (note 9)	17,173	102,261	2,063	6,646	15,110	95,615
Senior unsecured debentures, net	216,550	267,578	216,550	267,578	—	—
Note obligations, net	146,292	216,050	—	—	146,292	216,050
Loans payable to MID, net (note 19)	—	—	—	—	66,373	67,107
Other long-term liabilities	17,900	18,170	—	—	17,900	18,170
Future tax liabilities	107,213	138,197	42,105	48,257	63,777	88,609
Minority interest	37,995	156,359	—	—	37,995	156,359
Liabilities related to assets held for sale (note 5)	876	876	—	—	876	876
Discontinued operations (note 4)	18,915	14,492	—	—	42,529	40,635
	964,628	1,172,193	288,276	359,229	1,012,785	1,047,319
Shareholders’ equity:
Share capital (note 10)	1,524,440	1,524,440
Contributed surplus (note 11)	28,179	27,517
Deficit	(89,677)	(58,436)
Accumulated other comprehensive income (note 12)	152,979	241,939
	1,615,921	1,735,460	1,602,670	1,585,604	74,115	212,549
	$2,580,549	$2,907,653	$1,890,946	$1,944,833	$1,086,900	$1,259,868

Commitments and contingencies (note 20)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at December 31, 2008 and 2007 and for the three-month periods and years ended December 31, 2008 and 2007 are unaudited)

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”).  MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units (“Magna”).  MID also acquires land that it intends to develop for mixed-use and residential projects.  The Company also holds a controlling interest in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets.  At December 31, 2008, the Company owned approximately 54% of MEC’s total equity, representing approximately 96% of the total voting power of its outstanding stock (note 19(e)).  MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp. — Creditor Protection and Restructuring

MEC has incurred net losses (before the amount attributed to the minority interest) of $256.1 million, $68.8 million and $65.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.  At December 31, 2008, MEC had a working capital deficiency of $501.5 million and $453.4 million of debt (excluding debt of joint venture interests — note 9) due in the 12-month period ending December 31, 2009, including (i) $36.5 million under MEC’s $40.0 million senior secured revolving credit facility with a Canadian financial institution (the “MEC Credit Facility”), which was scheduled to mature on March 5, 2009 (note 9), (ii) $125.3 million (including accrued interest) under a fully drawn bridge loan (the “2007 MEC Bridge Loan”) from a wholly-owned subsidiary of MID (the “MID Lender”), which was scheduled to mature on March 20, 2009 (note 19), (iii) $23.7 million (including accrued interest and fees) under the first tranche of a loan (the “2008 MEC Loan”) from the MID Lender, which was scheduled to mature on March 20, 2009 (note 19), (iv) $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender, which was due to be repaid by March 20, 2009 (note 19) and (v) $75.0 million of 7.25% convertible subordinated notes due on December 15, 2009.  MID’s real estate business has not guaranteed any of MEC’s debt obligations or other commitments.

Chapter 11 Filing and Process

On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.

Under Chapter 11, the Debtors will operate as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.  In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court. In light of the DIP Loan discussed below, all of MEC’s businesses, including racetracks, alternative gaming operations, XpressBet® (note 18) and AmTote International, Inc. (“AmTote” — note 18) are expected to remain functional and continue to conduct business during the Chapter 11 proceedings.

Shortly after the Petition Date, the Debtors began notifying all known current or potential creditors of the Chapter 11 filing.  Subject to certain exceptions under the Bankruptcy Code, the Debtors’ Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date.  The Court has approved payment of certain of the Debtors’ pre-petition obligations, including, among other things, employee wages, salaries and benefits and horsemen and customer winnings.  The Bankruptcy Code also permits the payment of vendors and other providers in the ordinary course for goods and services received from and after the Petition Date and other business-related payments that arise after the Petition Date and that are necessary to maintain the operation of MEC’s businesses.

Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.  The ultimate recovery to MID, as a stockholder of MEC, if any, in the Debtors’ Chapter 11 proceedings will likely not be determined until confirmation of a plan of reorganization for MEC.  In this regard, however, such a plan is likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.  Furthermore, no assurance can be given as to the treatment the MID Lender’s claims will receive in the Debtors’ Chapter 11 proceedings, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims.  MID management believes that the MID Lender’s claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired.

The filing of the Chapter 11 petitions constituted an event of default under certain of MEC’s debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable, subject to the automatic stay of any action to collect, assert, or recover a claim against the Debtors under the applicable Bankruptcy Code provisions.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets.  Miller Buckfire & Co., LLC, MEC’s financial advisor and investment banker, will conduct a marketing and sale process for MEC’s assets.  Subject to Court approval, MID has entered into an agreement with MEC to purchase the relevant interests in certain of MEC’s assets for an aggregate consideration of approximately $195.0 million (the “Stalking Horse Bid” — see note 2).

DIP Loan

In connection with the Debtors’ Chapter 11 filing, MID, through the MID Lender, agreed to provide a six-month secured debtor-in-possession financing facility to MEC (the “DIP Loan”) in the amount of up to $62.5 million.  The DIP Loan, combined with MEC’s cash flows from operations, is expected to provide the Debtors with sufficient liquidity to satisfy their obligations associated with the ongoing operation of their businesses during this six-month period.

The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court.  An interim order was subsequently entered by the Court on March 13, 2009.  The final terms of the DIP Loan will be confirmed and the second tranche of up to $49.1 million will be made available subject to, and upon entry of, a final order of the Court.  The hearing on this final order is scheduled for April 3, 2009.  Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to the London Interbank Offered Rate (“LIBOR”) plus 12.0%.  MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.  Subject to entry of a final order, a portion of the DIP Loan will be used to fund interest and fees payable to secured creditors, including an estimated $26.2 million to MID.

Subject to entry of a final order, the DIP Loan will be secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors.  Under the DIP Loan, MEC may request funds to be advanced under the DIP Loan on a monthly basis and such funds must be used in accordance with an approved budget.  The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

MEC Stock Exchange Listings

On March 2, 2009, MEC received a letter from the Toronto Stock Exchange (the “TSX”) indicating that the Listings Committee of the TSX determined to delist the shares of MEC’s Class A Subordinate Voting Stock (“MEC Class A Stock”) effective at the close of market on April 1, 2009 for failure to meet the continued listing requirements of the TSX, as detailed in Part VII of the TSX Company Manual.  In addition, on March 5, 2009, MEC received a staff Determination Letter from the Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of MEC’s Chapter 11 filing, Nasdaq determined that MEC’s securities are to be delisted from Nasdaq.  As a result, trading of MEC Class A Stock on Nasdaq will be suspended at the opening of business on March 16, 2009.

MEC as a Going Concern

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements using the same GAAP as applicable prior to MEC’s Chapter 11 filing.  Although MEC has filed for relief under Chapter 11 of the Bankruptcy Code, MEC’s results of operations and financial position continue to be included in the unaudited interim consolidated financial statements using the going concern concept, which assumes that MEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Chapter 11 filing provides MEC with a period of time to stabilize its operations and financial condition and implement a comprehensive financial restructuring, including asset sales.  Given these actions and the availability of the DIP Loan, the going concern basis is considered to be appropriate.  However, the restructuring of MEC under the protection of Chapter 11 is subject to certain material conditions, some of which are beyond MEC’s and MID’s control.  There is no certainty with regard to how long the Chapter 11 proceedings or the process for the marketing and sale of the Debtors’ assets will take, whether the Debtors’ restructuring plan will be successful, whether or at what prices the Debtors’ assets will be sold, whether the Stalking Horse Bid or any other offer by MID or any third party for the Debtor’s assets will materialize or be successful, and as to the outcome of litigation or regulatory proceedings, if any, related to the Chapter 11 proceedings or MID’s involvement therein.  Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of MEC sufficient to allow it to continue as a going concern.  Accordingly, MEC’s realization of assets and discharge of liabilities is subject to significant uncertainty and substantial doubt exists as to whether MEC will be able to continue as a going concern.  If the going concern basis is not appropriate, reductions to the carrying amounts and/or adjustments to the classification of MEC’s assets and liabilities will be necessary in the Company’s consolidated financial statements.  The results of operations and the financial position of MEC included in the unaudited interim consolidated financial statements do not purport to reflect or provide for the consequences of the Chapter 11 filing.  In particular, they do not purport to show: (i) as to MEC’s assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (ii) as to MEC’s pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; or (iii) as to MEC’s operations, the effect of any changes that may be made in its business.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of its real estate business.

(b)   Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles (“GAAP”) and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2007, except as disclosed in note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2007.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at December 31, 2008 and 2007, and the results of operations and cash flows for the three-month periods and years ended December 31, 2008 and 2007.

Financial data and related measurements are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments at December 31, 2008, as described in note 18 to the unaudited interim consolidated financial statements.  Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” segments have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in note 19, are eliminated in the consolidated results of operations and financial position of the Company.

As a consequence of MEC’s Chapter 11 filing and process, the Company will be evaluating the possibility that it may no longer control MEC or certain of its subsidiaries in subsequent periods.

The Company has reclassified certain prior period amounts to reflect the restatement for MEC’s discontinued operations (note 4), assets held for sale (note 5) and reverse stock split (notes 14(b) and 20(o)).  Certain other prior period amounts have been reclassified to conform to the current year’s presentation.

(c)   Seasonality

MEC’s racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results.

(d)   Accounting Changes

(i)    Financial Instruments — Disclosure and Presentation

In December 2006, the Canadian Institute of Chartered Accountants (the “CICA”) issued additional disclosure and presentation standards for financial instruments in Handbook Section 3862, “Financial Instruments — Disclosures”, and Handbook Section 3863, “Financial Instruments — Presentation”, which replace Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”.  The Company has adopted these new standards effective January 1, 2008.  Handbook Section 3862 requires increased disclosure relating to the risks associated with financial instruments and the Company’s approach to managing those risks.  Handbook Section 3863 maintains the presentation requirements of Handbook Section 3861.

Certain disclosures regarding the Company’s consolidated financial instruments were previously made in notes 1, 2, 9, 10, 11, 18 and 23 to the annual consolidated financial statements for the year ended December 31, 2007 and do not differ materially at December 31, 2008, except as disclosed in notes 9, 15, 17 and 20 to the unaudited interim consolidated financial statements.  The additional disclosures required by Handbook Section 3862 have been made in notes 15 and 17 to the unaudited interim consolidated financial statements.  The adoption of Handbook Section 3863 did not have any impact on the Company’s unaudited interim consolidated financial statements.

(ii)   Capital Disclosures

The CICA issued Handbook Section 1535, “Capital Disclosures”, in December 2006, which requires that the Company disclose its objectives, policies and processes for managing capital (which it must define), as well as certain quantitative data.  Handbook Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them and, if not, the consequences of such non-compliance.  The Company adopted the requirements of Handbook Section 1535 on January 1, 2008 and the required disclosures are contained in note 15 to the unaudited interim consolidated financial statements.

(iii) Going Concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include going concern requirements.  The amendments require management to make an assessment of an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern.  In doing so, management must take into account information about the future, which is at least, but not limited to, 12 months from the balance sheet date.  The Company’s adoption on January 1, 2008 of the amendments to Handbook Section 1400 did not have any impact on the Company’s unaudited interim consolidated financial statements or the disclosure contained above in note 1 to the unaudited interim consolidated financial statements with respect to MEC.

2.          PARTICIPATION IN MEC BANKRUPTCY PROCESS

In addition to the provision of the DIP Loan (note 1), MID’s participation in the MEC bankruptcy process is anticipated to be as follows:

(a)          Stalking Horse Bid

MEC’s Chapter 11 filing (note 1) contemplates MEC selling all or substantially all of its assets through an auction process.  MID has entered into an agreement with MEC to purchase MEC’s relevant interests associated with the following assets (the “Stalking Horse Bid”): Golden Gate Fields; Gulfstream Park, including MEC’s joint venture interest in The Village at Gulfstream Park™ (note 20(k)); Palm Meadows Training Center and related excess lands; Lone Star Park; AmTote (note 18); XpressBet® (note 18); and a holdback note associated with MEC’s sale of The Meadows in 2006 (the “Meadows Holdback Note” — note 20(m)).  MID’s aggregate offer price for these assets is approximately $195.0 million, with $136.0 million to be satisfied through a credit bid of the MID Lender’s existing loans to MEC (note 23(a)), $44.0 million in cash and $15.0 million through the assumption of a capital lease.  MEC has sought Court approval of the bid and auction procedures for the sale of these assets, and MID’s Stalking Horse Bid may be topped by third parties during this auction process.  MID will not receive any termination fees if MEC sells any assets to a third party, but may receive reimbursement for its expenses in connection with the Stalking Horse Bid.  A hearing on the bid and auction procedures relating to the Stalking Horse Bid assets and MEC’s other assets is scheduled for April 3, 2009.

Pursuant to the terms of the Stalking Horse Bid purchase agreement, MID provided a deposit of approximately $18.0 million in the form of a pledge of outstanding indebtedness under the Gulfstream Park project financing facility.  In the event that the Stalking Horse Bid purchase agreement is terminated as a result of MID breaching its limited covenants under that agreement, the deposit is forfeited.

MID has not made an offer to purchase any other assets of MEC at this time, although MID will continue to evaluate whether to do so during the course of the Chapter 11 process.

(b)   Post-Chapter 11 Operations; Forbearance Agreement

In conjunction with MEC’s Chapter 11 filing and the Stalking Horse Bid discussed above, on March 5, 2009, MID announced the following:

(i)           If MID acquires non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets.  Any horseracing or gaming assets acquired by MID would be segregated from MID’s real estate business and held in one or more new wholly-owned subsidiaries of MID (“RaceCo”).  Subject to the outcome of the Chapter 11 auction process, (a) MID would retain the lands at Golden Gate Fields and Gulfstream Park, the joint venture interest in The Village at Gulfstream Park™, and the Meadows Holdback Note and (b) RaceCo would lease the racing and gaming facilities at Gulfstream Park and Golden Gate Fields from MID pursuant to triple-net leases at fair market rent and would own the relevant interests in Lone Star Park, AmTote and XpressBet®.  If MID acquires the Golden Gate Fields property, it intends to immediately commence seeking all required approvals to develop the property for commercial real estate uses.

(ii)        On closing of the asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, RaceCo or (b) enter into any transactions with, or provide any services or personnel to, RaceCo, except for (i) the triple-net leases referred to above and (ii) limited administrative and office services.  MID would also agree not to enter into any transactions in the horseracing or gaming business except through RaceCo.

(iii)     By December 31, 2011, MID would either (a) if RaceCo were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at RaceCo and either sell or develop all of RaceCo’s remaining assets.

3.              DISCUSSIONS WITH MID SHAREHOLDERS AND REORGANIZATION PROPOSALS

(a)          March 2008 Reorganization Proposal

On March 31, 2008, MID received a reorganization proposal (the “March 2008 Reorganization Proposal”) on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the “Stronach Group”), MID’s controlling shareholder.  The principal components of the March 2008 Reorganization Proposal are set out in MID’s press release dated March 31, 2008, which can be found on the Company’s website at www.midevelopments.com and on SEDAR at www.sedar.com.  The March 2008 Reorganization Proposal was subject to applicable court and shareholder approvals.

Following the announcement of the March 2008 Reorganization Proposal, certain of the Company’s Class A shareholders expressed their opposition to the proposal.  Accordingly, in June 2008, at the direction of a special committee of independent directors (the “MID Special Committee”), MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the March 2008 Reorganization Proposal, in order to develop a consensus on how to best amend and structure the proposed reorganization to achieve the requisite level of shareholder support.

On August 22, 2008, MID announced that it had retained GMP Securities L.P. as a financial advisor to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID.  In October 2008, several MID shareholders sent letters to the MID Special Committee and/or MID’s Board of Directors (the “Board”) expressing their views as to the process and as to how best to reorganize MID, including dealing with MID’s investments in MEC, and one other person that is involved in the U.S. horseracing industry has proposed that MID sell to such person certain of MID’s loans to MEC.  Many of these letters have been publicly filed with the United States Securities and Exchange Commission.  No consensus was reached with respect to amendments to the March 2008 Reorganization Proposal that would have resulted in a revised proposal that MID would have been asked to put before its shareholders for their consideration, and, on November 7, 2008, MID announced that discussions with shareholders with respect to the March 2008 Reorganization Proposal had effectively terminated.

(b)         November 2008 Reorganization Proposal

MID continued to work on developing an alternative for its investments in MEC.  On November 26, 2008, MID announced that the MID Special Committee had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the “November 2008 Reorganization Proposal”).  The principal components of the November 2008 Reorganization Proposal are set out in MID’s press release dated November 26, 2008, which can be found on the Company’s website at www.midevelopments.com and on SEDAR at www.sedar.com.

The November 2008 Reorganization Proposal included an additional loan to MEC, as well as amendments to the existing financing arrangements with MEC, all of which were implemented upon announcement of the November 2008 Reorganization Proposal (see note 19 for further details).

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved.  As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.  The termination of the transaction agreement among MID, MEC and the Stronach Group with respect to the November 2008 Reorganization Proposal resulted in the acceleration of various MEC loans, including the MEC Credit Facility of March 5, 2009 (notes 9 and 19(a)).  Accordingly, MID and MEC commenced discussions in February 2009 that resulted in the MEC Chapter 11 filing (note 1).

During the three-month period and year ended December 31, 2008, $1.9 million and $7.4 million, respectively, of advisory and other costs have been incurred in connection with the reorganization proposals and the exploration of alternatives in respect of MID’s investments in MEC, which costs are included in the Real Estate Business’ “general and administrative” expenses on the Company’s unaudited interim consolidated statements of income (loss).

4.              DISCONTINUED OPERATIONS

On September 12, 2007, MEC’s Board of Directors approved a debt elimination plan (the “MEC Debt Elimination Plan”) to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC’s interest in Portland Meadows in Oregon.  In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets.  In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers.  However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets at December 31, 2008.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property at December 31, 2008.

In March 2008, MEC committed to a plan to sell Magna Racino™.  MEC had initiated a program to locate potential buyers and, at December 31, 2008, was marketing the assets for sale through a real estate agent.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.  The proceeds of approximately $4.5 million, net of transaction costs, were used to repay a portion of the 2007 MEC Bridge Loan (note 19).  MEC recognized a $0.5 million gain on disposition of Great Lakes Downs in the results of discontinued operations for the year ended December 31, 2008.

MEC’s results of operations, assets and liabilities related to discontinued operations are shown in the following tables:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007

Revenues	$35,057	$31,482	$134,085	$130,161
Costs and expenses	34,336	34,446	131,461	136,624
	721	(2,964)	2,621	(6,463)
Depreciation and amortization	—	1,143	605	6,395
Interest expense, net	833	1,030	3,463	4,159
Write-down of long-lived assets (note 6)	16,001	—	48,295	—
Loss before undernoted	(16,113)	(5,137)	(49,742)	(17,017)
Gain on disposition	—	—	536	—
Loss before income taxes and minority interest	(16,113)	(5,137)	(49,206)	(17,017)
Income tax expense (recovery) (note 13)	461	(81)	(3,098)	(376)
Minority interest	(7,677)	(2,332)	(21,295)	(7,158)
MEC’s loss from discontinued operations	(8,897)	(2,724)	(24,813)	(9,483)
Eliminations (note 19)	678	758	2,914	3,229
Consolidated loss from discontinued operations	$(8,219)	$(1,966)	$(21,899)	$(6,254)

As at December 31,	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$10,110	$9,241
Restricted cash	7,043	7,069
Accounts receivable	5,306	6,602
Prepaid expenses and other	2,048	1,812
	24,507	24,724
Real estate properties, net	39,052	81,035
Fixed assets, net	12,989	16,295
Other assets	105	122
Future tax assets	17,880	13,547
	70,026	110,999
MEC’s assets related to discontinued operations	94,533	135,723
Eliminations (note 19)	(72)	(72)
Consolidated assets related to discontinued operations	$94,461	$135,651

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$23,318	$21,446
Income taxes payable	597	3,182
Long-term debt due within one year	8,367	22,096
Loan payable to MID	403	397
Deferred revenue	746	1,257
	33,431	48,378
Long-term debt	—	115
Loan payable to MID, net	23,614	26,143
Other long-term liabilities	1,035	830
Future tax liabilities	17,880	13,547
	42,529	40,635
MEC’s liabilities related to discontinued operations	75,960	89,013
Eliminations (note 19)	(24,017)	(26,540)
Consolidated liabilities related to discontinued operations	$51,943	$62,473

5.              ASSETS HELD FOR SALE

(a)          In November and December 2007, MEC entered into sale agreements for three parcels of excess real estate comprising approximately 825 acres located in Porter, New York, subject to the completion of due diligence by the purchasers and customary closing conditions.  The sale of one parcel was completed in December 2007 for cash consideration of $0.3 million, net of transaction costs, and the two remaining parcels were sold in January 2008 for total cash consideration of $1.5 million, net of transaction costs.  At December 31, 2007, the two parcels of excess real estate for which the sale had not been completed were included in MEC’s “assets held for sale” on the Company’s consolidated balance sheet.  The net proceeds received on closing were used to repay a portion of the 2007 MEC Bridge Loan (note 19).

(b)         On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna, a related party, for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs.  The closing of the transaction occurred in April 2008.  MEC used 7.5 million euros of the net proceeds to repay a portion of a 15.0 million euro term loan facility with a European financial institution (note 9) and the remaining portion of the net proceeds to repay $19.8 million of the 2007 MEC Bridge Loan (note 19).

(c)          On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida.  At December 31, 2008, MEC was marketing these properties for sale and had listed them with real estate brokers.

(d)         In March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria.  On March 5, 2009, MEC announced that one of its subsidiaries in Austria has entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate, including the excess real estate in Oberwaltersdorf, Austria, for a purchase price of approximately 4.6 million euros ($5.7 million).  The closing of the transaction is expected to occur during the second quarter of 2009 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals.

MEC’s assets classified as held for sale and corresponding liabilities are shown in the table below.

As at December 31,	2008	2007

ASSETS
Current assets:
Real estate properties, net
Porter, New York (note 6)	$—	$1,493

Real estate properties, net
Dixon, California (note 6)	9,077	19,139
Ocala, Florida	8,407	8,407
Oberwaltersdorf, Austria	4,248	4,482
Ebreichsdorf, Austria	—	6,619
	21,732	38,647
	$21,732	$40,140

LIABILITIES
Current liabilities
Future tax liabilities	$—	$171
Future tax liabilities	876	876
	$876	$1,047

6.  WRITE-DOWN OF MEC’S LONG-LIVED AND INTANGIBLE ASSETS

The carrying values of MEC’s long-lived assets (including real estate properties and fixed assets) not held for sale are periodically assessed to determine whether there are indicators of impairment.  If such indicators are present, a net recoverable amount analysis for the long-lived assets is completed by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows.  If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined.

For long-lived assets classified as held for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value.  Net realizable value is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Racing licences are intangible assets that meet the definition of indefinite life intangibles and are not subject to amortization but are evaluated for impairment on an annual basis or when impairment indicators are present.  Racing licence impairment is assessed based on a comparison of the fair value of each of MEC’s individual reporting unit’s racing licence to its carrying value.  An impairment write-down to fair value occurs if the estimated discounted cash flows from operations, less charges for contributory assets assumed to be owned by third parties, are less than the carrying value of the racing licence.

Write-downs, and adjustments thereto, relating to MEC’s long-lived and intangible assets have been recognized as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
Continuing Operations and Assets Held For Sale
The Maryland Jockey Club(i)	$49,795	$—	$49,795	$—
Golden Gate Fields(i)	30,475	—	30,475	—
Lone Star Park(i)	34,357	—	34,357	—
The Meadows(i)	1,059	—	1,059	—
Dixon, California(ii)	5,092	—	10,092	—
Porter, New York(iii)	—	(136)	—	1,308

	120,778	(136)	125,778	1,308

Discontinued Operations
Magna Racino™(iv)	11,868	—	41,063	—
Portland Meadows(v)	4,133	—	7,232	—

	16,001	—	48,295	—

	$136,779	$(136)	$174,073	$1,308

(i)

During the year ended December 31, 2008, The Maryland Jockey Club (“MJC”), Lone Star Park and Golden Gate Fields experienced lower average daily attendance and decreased wagering activity compared to previous years.  In addition, the 2009 business plans for these operations reflected reductions in estimated future cash flows based on lower expectations for growth and profitability resulting primarily from the downturn in the economy.  Based on these impairment indicators, the long-lived and intangible assets of MJC, Lone Star Park and Golden Gate Fields were tested for recoverability.  An expected present value approach of estimated future cash flows was used to determine the fair value of the long-lived and intangible assets.  Based on this analysis, impairment charges were required in the three-month period and year ended December 31, 2008 relating to (a) the entire amount of $47.8 million of MJC’s racing licence, (b) the entire amount of $34.4 million of Lone Star Park’s racing licence, (c) the entire amount of $27.7 million of Golden Gate Fields’ racing licence and (d) $1.1 million of fixed assets used in the operation of The Meadows.  In addition, impairment charges of $2.0 million at MJC and $2.8 million at Golden Gate Fields were required during the three-month period and year ended December 31, 2008, relating to development projects that were determined unlikely to have any future benefit.

(ii)

As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded impairment charges of $5.1 million and $10.1 million in the three-month period and year ended December 31, 2008, respectively, related to the Dixon, California real estate property (note 5(c)), which represented the excess of the carrying value of the asset over the estimated net realizable value.

(iii)

In connection with the sales plan relating to the real estate in Porter, New York (note 5(a)), MEC recognized an impairment charge of $1.3 million for the year ended December 31, 2007, which represented the excess of the carrying value over the estimated net realizable value of these properties.

(iv)

As a result of the classification of Magna RacinoTM as discontinued operations (note 4), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period. As a result, MEC recorded impairment charges, included in discontinued operations, of $11.9 million and $41.1 million in the three-month period and year ended December 31, 2008, respectively, which represented the excess of the carrying value of the assets over the estimated net realizable value.

(v)

In June 2003, the Oregon Racing Commission (the “ORC”) adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the “Instant Racing Rules”). In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC’s favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. In May 2008, MEC filed a petition with the Oregon Court of Appeal for judicial review of the order of the ORC. A decision from the Oregon Court of Appeal on Instant Racing is expected in the second quarter of 2009. Based primarily on the ORC’s order to reject the Office of Administrative Hearings’ recommendation, MEC recorded an impairment charge of $3.1 million in the year ended December 31, 2008 related to the instant racing terminals and build-out of the instant racing facility. In addition, as a result of the classification of Portland Meadows as discontinued operations (note 4), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period. As a result, MEC recorded a further impairment charge of $4.1 million during the three-month period and year ended December 31, 2008 to reflect a decline in the estimated net realizable value of the assets. These impairment charges are included in discontinued operations.

7.  EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
		(restated		(restated
		— note 4)		— note 4)
	2008	2007	2008	2007

Income (loss) from continuing operations	$(46,340)	$13,455	$18,683	$45,763
Loss from discontinued operations	(8,219)	(1,966)	(21,899)	(6,254)

Net income (loss)	$(54,559)	$11,489	$(3,216)	$39,509

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	46,708	47,249	46,708	48,073
Dilutive impact of stock options (thousands)	—	—	—	10

	46,708	47,249	46,708	48,083

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share
– from continuing operations	$(0.99)	$0.28	$0.40	$0.95
– from discontinued operations	(0.18)	(0.04)	(0.47)	(0.13)

	$(1.17)	$0.24	$(0.07)	$0.82

The computation of diluted earnings (loss) per share for the three-month period and year ended December 31, 2008 excludes the effect of the potential exercise of 500,544 (2007 — 516,544) and 516,544 (2007 — 361,544) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

8.  REAL ESTATE PROPERTIES

(a)   Real estate properties consist of:

		(restated —
		notes 4, 5)
As at December 31,	2008	2007

Real Estate Business

Revenue-producing properties
Land	$207,454	$226,269
Buildings, parking lots and roadways — cost	1,334,858	1,444,241
Buildings, parking lots and roadways — accumulated depreciation	(355,360)	(345,825)
	1,186,952	1,324,685

Development properties
Land and improvements	213,247	226,248
Properties under development	1,163	9,541
	214,410	235,789

Properties held for sale	486	1,447

	1,401,848	1,561,921

MEC

Revenue-producing racetrack and gaming properties
Land and improvements	166,752	164,856
Buildings — cost	513,841	498,894
Assets under capital lease — cost	45,648	45,648
Buildings — accumulated depreciation	(122,897)	(102,549)
Assets under capital lease — accumulated depreciation	(13,196)	(11,071)
Construction in progress	60,116	42,014
	650,264	637,792

Under-utilized racetrack real estate	76,130	76,130

Revenue-producing non-racetrack properties
Land and improvements	153	2,016
Buildings — cost	1,972	2,123
Buildings — accumulated depreciation	(8)	(93)
	2,117	4,046

	728,511	717,968

Eliminations (note 19)	(55,337)	(55,387)

Consolidated	$2,075,022	$2,224,502

(b)   During the second quarter of 2008, the Real Estate Business determined that the plan of sale criteria under generally accepted accounting principles was no longer met for one property included in “properties held for sale” at December 31, 2007, as the Company intends to lease the property to a third-party tenant.  Accordingly, the property, consisting of land and a vacant building with an aggregate carrying value of $2.9 million, has been included in “revenue-producing properties” as at December 31, 2008.

(c)   During the second quarter of 2008, the Real Estate Business determined that one property included in “revenue-producing properties” at December 31, 2007 is expected to be sold after its lease expiry date in September 2008.  Accordingly, the property, consisting of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property’s estimated net realizable value in the second quarter of 2008), has been included in “properties held for sale” as at December 31, 2008.

9.  BANK INDEBTEDNESS AND LONG-TERM DEBT

Real Estate Business

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the “MID Credit Facility”).  During the year ended December 31, 2008, the maturity date of the MID Credit Facility was extended from December 21, 2008 to January 21, 2009.  In January 2009, the maturity date was extended to December 18, 2009, unless further extended with the consent of both parties.  Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization.  The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%.  At December 31, 2008 and 2007, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.2 million (December 31, 2007 — $0.3 million).

MEC

(a)   During the year ended December 31, 2008, the maturity date of the MEC Credit Facility was extended from March 31, 2008 to March 16, 2009.  However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated subsequent to year-end to March 5, 2009.  Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or LIBOR plus 6.0%.  Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries.  At December 31, 2008, MEC had borrowed $36.5 million (December 31, 2007 — $34.9 million) under the MEC Credit Facility and had issued letters of credit totalling $3.4 million (December 31, 2007 — $4.3 million), such that $0.1 million was unused and available.  The weighted average interest rate on the borrowings outstanding under the MEC Credit Facility at December 31, 2008 was 7.2% (December 31, 2007 — 11.0%).  At December 31, 2008, MEC was not in compliance with a financial covenant contained in the MEC Credit Facility agreement.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), no waiver was obtained for this violation nor was the MEC Credit Facility repaid when due.

(b)   MEC’s wholly-owned subsidiary, The Santa Anita Companies, Inc. (“SAC”), which owns and operates Santa Anita Park, has a $7.5 million revolving loan under its existing credit facility and a $67.5 million secured term loan with a U.S. financial institution, which are both scheduled to mature on October 31, 2012.  The revolving loan must be fully repaid for a period of 60 consecutive days during each year.  The term loan requires monthly principal repayments of $375 thousand.  At December 31, 2008 and 2007, MEC had outstanding interest rate swap contracts in connection with SAC’s term loan facility, entered into on each of March 1, 2007, April 27, 2007 and July 26, 2007, with each contract being effective on October 1, 2007 and fixing the rate of interest at 7.0%, 7.1% and 7.2% per annum, respectively, to October 8, 2009 on a notional amount per contract of $10.0 million.  Additionally, on October 4, 2007, MEC entered into an interest rate swap contract, with an effective date of October 8, 2009, which fixes the rate of interest at 7.2% per annum to October 31, 2012 on a notional amount of $23.4 million.  The revolving loan and term loan are guaranteed by MEC’s wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated (“LATC”), and are collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC.  Borrowings under the revolving loan and term loan bear interest at the U.S. prime rate and LIBOR plus 2.0%, respectively.  The term loan contains cross-default provisions with the MEC Credit Facility.  At December 31, 2008, MEC had borrowings of $3.0 million (December 31, 2007 — $3.5 million) under the revolving loan and $61.9 million (December 31, 2007 — $66.4 million) was outstanding under the fully drawn term loan.  At December 31, 2008, MEC was not in compliance with certain financial covenants contained in these loan agreements.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), no waiver was obtained for these violations.  Consequently, all amounts outstanding under these loan agreements at December 31, 2008 are included in “long-term debt due within one year, net” on the Company’s consolidated balance sheet.

(c)   At December 31, 2007, MEC’s wholly-owned subsidiary AmTote had three financing arrangements with a U.S. financial institution: (i) a $3.0 million revolving credit facility to finance working capital requirements (the “AmTote Credit Facility”), (ii) a $4.2 million term loan (the “AmTote Term Loan”) and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the “AmTote Equipment Term Loan”).  The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 31, 2008, the maturity dates were amended to May 31, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities.  On May 31, 2008, the AmTote Credit Facility was fully repaid and terminated.  Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0%. Both term loan facilities are collateralized by a first charge on AmTote’s assets and a pledge of the stock of AmTote.  At December 31, 2008, $2.3 million and $2.3 million (December 31, 2007 — $3.3 million and $2.0 million) were outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan, respectively.  As a result of the amendments to the maturity dates, amounts outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan are reflected in MEC’s “long-term debt due within one year” on the Company’s unaudited interim consolidated balance sheet at December 31, 2008.

(d)   Two of MEC’s subsidiaries, which are part of MJC, are party to secured term loan facilities with a U.S. financial institution, with one of the facilities bearing interest at LIBOR plus 2.6% per annum with a maturity date of December 1, 2013 (the “Floating-Rate Facility”), and the other facility bearing interest at 7.7% per annum with a maturity date of June 7, 2017 (the “Fixed-Rate Facility”).  The Fixed-Rate Facility has an interest rate adjustment clause that resets to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% on June 7, 2012.  At December 31, 2008, these two facilities were fully drawn with $5.8 million and $2.8 million outstanding under the Floating-Rate Facility and Fixed-Rate Facility, respectively.  Both loan facilities are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.  In addition, one of MEC’s subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility with the same U.S. financial institution that permits the prepayment of outstanding principal without penalty.  This facility matures on December 1, 2013, bears interest at LIBOR plus 2.6% per annum and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC.  On August 5, 2008, the revolving term loan facility was amended to reduce the maximum undrawn availability from $7.7 million to $4.5 million.  At December 31, 2008, MEC had borrowings of $4.1 million (December 31, 2007 — nil) under this facility.  At December 31, 2008, MEC was not in compliance with certain financial covenants contained in these three facilities.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), no waiver was obtained for these violations.  Consequently, all amounts outstanding under these three facilities at December 31, 2008 are included in “long-term debt due within one year, net” on the Company’s consolidated balance sheet.

(e)   Included in MEC’s “long-term debt due within one year, net” on the Company’s unaudited interim consolidated balance sheet is an amount of $22.1 million (December 31, 2007 — $5.9 million in MEC’s long-term debt, net”), representing MEC’s 50% proportionate interest in a leasehold mortgage facility, net of unamortized financing costs, of a joint venture with Forest City Enterprises, Inc. (“Forest City” — note 20(k)) with a maturity date of August 28, 2009 (with up to two one-year extensions subject to certain covenants and project completion levels being achieved), bearing interest at LIBOR plus 1.6% per annum (set at 3.0% at December 31, 2008; set at 6.8% at December 31, 2007).  The leasehold mortgage facility is collateralized by a first priority lien on the joint venture’s leasehold interest in the land (under a ground lease from MEC) and construction in progress, assignment of leases and rents from tenants of the joint venture and a guaranty by Forest City.

(f)    One of MEC’s European wholly-owned subsidiaries had a bank term loan with a European financial institution of up to 3.5 million euros bearing interest at the Euro Overnight Index Average Rate plus 3.8% per annum.  This bank term loan facility was fully repaid when the facility expired on July 31, 2008.

(g)   One of MEC’s European subsidiaries, included in discontinued operations, is party to a 15.0 million euro term loan facility with a European financial institution, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate (“EURIBOR”) plus 2.5% per annum (amended in November 2008 from EURIBOR plus 2.0% per annum).  On April 11, 2008, MEC used 7.5 million euros of the net proceeds from the sale of excess real estate in Ebreichsdorf, Austria (note 5) to permanently repay a portion of this term loan facility.  At December 31, 2008, MEC had borrowings of 6.0 million euros ($8.4 million) under this facility which is repayable in two instalments of 2.5 million euros and 3.5 million euros on June 30, 2009 and December 31, 2009, respectively (amended in November 2008 from the previous requirement that the term loan facility be fully repaid by December 31, 2008).

10.  SHARE CAPITAL

Changes in the Company’s Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate
	Voting Shares		Class B Shares		Total
		Stated		Stated		Stated
	Number	Value	Number	Value	Number	Value

Shares issued and outstanding, December 31, 2006	47,782,908	$1,559,476	547,413	$17,866	48,330,321	$1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303

Shares issued and outstanding, March 31, 2007 and June 30, 2007	47,821,364	1,560,779	547,413	17,866	48,368,777	1,578,645
Shares purchased for cancellation	(485,700)	(15,853)	—	—	(485,700)	(15,853)

Shares issued and outstanding, September 30, 2007	47,335,664	1,544,926	547,413	17,866	47,883,077	1,562,792
Shares purchased for cancellation	(1,175,100)	(38,352)	—	—	(1,175,100)	(38,352)

Shares issued and outstanding, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008	46,160,564	$1,506,574	547,413	$17,866	46,707,977	$1,524,440

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange (“NYSE”), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company was authorized, from October 8, 2007 to October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During the year ended December 31, 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation under these programs for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis).  These amounts include the purchase of 1,175,100 shares for cancellation in the three months ended December 31, 2007 for cash consideration of $36.7 million (Cdn. $30.53 per share on a weighted average basis).  The Company’s historical Canadian carrying value of the shares purchased for cancellation in excess of the purchase price was $18.3 million and $24.5 million for the three-month period and year ended December 31, 2008, respectively, which has been credited to “contributed surplus” (note 11).  The aggregate amount of the purchase price and the amount credited to “contributed surplus” in excess of the Company’s U.S. historical reported carrying value of these shares purchased for cancellation was $16.6 million and $22.4 million for the three-month period and year ended December 31, 2007, respectively, and has been charged to “accumulated other comprehensive income” (note 12).

The price that MID paid for shares purchased pursuant to the bids was the market price at the time of acquisition.  No shares were purchased for cancellation in 2008.

11.  CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007

Contributed surplus, beginning of period	$28,091	$9,119	$27,517	$2,667
Carrying value of shares purchased for cancellation in excess of purchase price (note 10)	—	18,265	—	24,487
Stock-based compensation	88	133	662	608
Transfer to share capital on exercise of stock options	—	—	—	(245)

Contributed surplus, end of period	$28,179	$27,517	$28,179	$27,517

12.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company’s accumulated other comprehensive income are shown in the following table:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007

Accumulated other comprehensive income, beginning of period	$222,259	$240,593	$241,939	$166,553
Change in fair value of interest rate swaps, net of taxes and minority interest	(587)	(337)	(582)	(584)
Foreign currency translation adjustment, net of minority interest (i)	(68,693)	25,326	(88,483)	160,043
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 10)	—	(16,576)	—	(22,354)
Recognition of foreign currency translation loss (gain) in net income (loss) (ii)	—	(7,067)	105	(7,719)

Accumulated other comprehensive income, end of period (iii)	$152,979	$241,939	$152,979	$241,939

(i)    During the three-month periods and years ended December 31, 2008 and 2007, the Company reported unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar.  The losses in the three-month period and year ended December 31, 2008 are primarily due to the weakening of the euro and the Canadian dollar against the U.S. dollar.  The gains in the three-month period and year ended December 31, 2007 are primarily due to the strengthening of the euro and the Canadian dollar against the U.S. dollar.

(ii)   Included in the Real Estate Business’ “other gains (losses), net” for the year ended December 31, 2008 is a $0.1 million currency translation loss (gain of $7.1 million and $7.7 million for the three-month period and year ended December 31, 2007, respectively) realized from capital transactions that gave rise to a reduction in the net investment in foreign operations.

(iii)  Accumulated other comprehensive income consists of:

As at December 31,	2008	2007

Foreign currency translation adjustment, net of minority interest	$153,991	$242,369
Fair value of interest rate swaps, net of taxes and minority interest	(1,012)	(430)

	$152,979	$241,939

13.  INCOME TAXES

The Company conducts operations in a number of countries with varying statutory rates of taxation.  Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Company’s operating jurisdictions.  This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets.  The Company’s effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets.

The Real Estate Business’ income tax expense for the three-month period and year ended December 31, 2008 is inclusive of an aggregate income tax recovery of $1.3 million and $13.4 million, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carryforwards previously not recognized, both driven primarily by the results of tax audits in certain tax jurisdictions.  Similarly, MEC’s income tax recovery for the year ended December 31, 2008 for discontinued operations (note 4) is inclusive of a $3.1 million income tax recovery due to revisions to estimates of certain tax exposures driven by the results of tax audits in certain tax jurisdictions.

The Real Estate Business’ income tax expense for the three-month period and year ended December 31, 2007 includes recoveries of $3.8 million and $5.4 million, respectively, realized from the reduction in future tax rates and changes in tax legislation in a number of countries in which the Real Estate Business operates.  In addition, the Real Estate Business’ income tax expense for the year ended December 31, 2007 also includes a net $1.1 million recovery primarily due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year.

14.  STOCK-BASED COMPENSATION

(a)   On August 29, 2003, the Board approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company’s shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007.  At December 31, 2008, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID’s Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant.  Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.  A reconciliation of the changes in stock options outstanding is presented below:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Number	(Cdn. $)	Number	(Cdn. $)
Stock options outstanding, January 1	516,544	35.09	465,000	36.08
Exercised	—	—	(38,456)	32.19
Stock options outstanding, March 31	516,544	35.09	426,544	36.43
Expired	(10,000)	41.17	—	—
Stock options outstanding, June 30	506,544	34.97	426,544	36.43
Granted	—	—	125,000	32.21
Forfeited	(6,000)	41.17	(35,000)	41.17
Stock options outstanding, September 30	500,544	34.89	516,544	35.09
Forfeited	(6,000)	40.49	—	—
Stock options outstanding, December 31	494,544	34.83	516,544	35.09

Stock options exercisable, December 31	407,544	34.47	322,544	34.60

Subsequent to year-end, 8 thousand stock options with an exercise price of Cdn. $39.12 were cancelled.

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of the Company’s stock options.  The assumptions used in determining the fair value of the MID stock options granted are shown in the table below:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
Risk-free interest rate	—	—	—	4.3%
Expected dividend yield	—	—	—	1.92%
Expected volatility of MID’s Class A Subordinate Voting Shares	—	—	—	18.9%
Weighted average expected life (years)	—	—	—	4.0
Weighted average fair value per option granted	—	—	—	$5.51

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”), which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company.  The amounts deferred are reflected by notional deferred share units (“DSUs”) whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined.  The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares.  The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares.  Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.  On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees.  Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date.  There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.  A reconciliation of the changes in DSUs outstanding is presented below:

	2008	2007
DSUs outstanding, January 1	41,452	27,319
Granted	6,012	4,241
DSUs outstanding, March 31	47,464	31,560
Granted	5,579	3,025
DSUs outstanding, June 30	53,043	34,585
Granted	8,194	3,568
DSUs outstanding, September 30	61,237	38,153
Granted	19,711	3,299
DSUs outstanding, December 31	80,948	41,452

Subsequent to year-end, 11,245 DSUs were redeemed by two directors who left the Board in 2008, for aggregate cash proceeds of $83 thousand.

During the three-month period and year ended December 31, 2008, the Real Estate Business recognized a net stock-based compensation recovery of $0.5 million (2007 — $35 thousand expense) and a net stock-based compensation expense of $0.1 million (2007 — $0.8 million), respectively.  The amounts for the three-month period and year ended December 31, 2008 include a $0.6 million recovery (2007 — $0.1 million recovery) and $0.6 million recovery (2007 — $0.2 million expense), respectively, pertaining to DSUs.

(b)         During the third quarter of 2008, MEC completed a reverse stock split whereby every 20 shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively (note 20(o)).  In addition, the number of, and exercise price for, all MEC stock options were adjusted to reflect the 1:20 consolidation.  Accordingly, all of the disclosures below pertaining to MEC’s long-term incentive plan, performance share awards and options to purchase shares have been restated for all retroactive periods to reflect the effect of the reverse stock split.

MEC has a long-term incentive plan (the “MEC Plan”), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC’s directors, officers, employees, consultants, independent contractors and agents.  A maximum of approximately 440 thousand shares of MEC Class A Stock are available to be issued under the MEC Plan, of which approximately 390 thousand are available for issuance pursuant to stock options and tandem stock appreciation rights and approximately 50 thousand are available for issuance pursuant to any other type of award under the MEC Plan.

Under a 2005 incentive compensation program (the “MEC Program”), MEC awarded performance shares of MEC Class A Stock to certain of MEC’s officers and key employees.  The number of shares of MEC Class A Stock underlying the performance share awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC’s Board of Directors.  The performance share awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments.  The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007.

For 2006, MEC continued the MEC Program as described in the preceding paragraph.  The program was similar in all respects except that the performance shares granted in 2006 vested over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007.

Accordingly, for the year ended December 31, 2007, MEC issued 8,737 of these vested performance share awards with a stated value of $0.6 million and 324 performance share awards were forfeited.  No performance share awards remain to be issued under the 2005 and 2006 incentive compensation arrangements subsequent to March 31, 2007.  MEC did not continue its performance share award program subsequent to 2006.

During the year ended December 31, 2008, MEC issued 21,698 (2007 — 2,048) shares of MEC Class A Stock with a stated value of $0.2 million (2007 — $0.2 million) to MEC’s directors in payment of services rendered.  As a result, the Company recognized a dilution loss of $0.4 million (included in MEC’s “other gains (losses), net”) in the year ended December 31, 2008 (2007 — nominal gain).

MEC grants stock options (“MEC Stock Options”) to certain directors, officers, key employees and consultants to purchase shares of MEC Class A Stock.  All MEC Stock Options give the grantee the right to purchase MEC Class A Stock at a price no less than the fair market value of such stock at the date of grant.  Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.

A reconciliation of the changes in MEC Stock Options outstanding is presented below:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price $	Number	Price $
MEC Stock Options outstanding, January 1	247,500	116.40	245,250	121.60
Forfeited or expired	(10,000)	111.20	(8,300)	134.80
MEC Stock Options outstanding, March 31	237,500	116.60	236,950	121.20
Forfeited or expired	(550)	133.20	(1,250)	114.20
MEC Stock Options outstanding, June 30	236,950	116.55	235,700	121.40
Granted	—	—	19,500	64.00
Forfeited or expired	—	—	(700)	104.00
MEC Stock Options outstanding, September 30	236,950	116.55	254,500	117.00
Forfeited or expired	—	—	(7,000)	138.40
MEC Stock Options outstanding, December 31	236,950	116.55	247,500	116.40
MEC Stock Options exercisable, December 31	224,135	118.71	220,317	119.80

The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 14(a)).  The weighted average assumptions used in determining the fair value of the MEC stock options granted are shown in the table below:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2008	2007	2008	2007
Risk-free interest rate	—	—	—	4.2%
Expected dividend yield	—	—	—	—
Expected volatility of MEC Class A Stock	—	—	—	55.9%
Weighted average expected life (years)	—	—	—	5.0
Weighted average fair value per option granted	—	—	—	$27.20

During the three-month period and year ended December 31, 2008, MEC recognized total stock-based compensation expense of $36 thousand (2007 — $0.7 million) and $0.3 million (2007 — $1.4 million), respectively, relating to performance share awards, director compensation and stock options under the MEC Plan.

15. CAPITAL MANAGEMENT AND LIQUIDITY

The capital resources managed by the Company include:

•                  cash and cash equivalents;

•                  credit facilities;

•                  long-term debt;

•                  additional borrowing capacity; and

•                  shareholders’ equity.

Each of the Company’s reportable segments (note 18) has different capital management objectives.

Real Estate Business

The Real Estate Business’ objectives when managing capital include ensuring that there are adequate capital resources to sustain operations and maintaining a capital structure that allows the Real Estate Business to take advantage of suitable investment opportunities as they arise.  The Real Estate Business monitors its capital based on its ratio of debt to total capitalization, which it regards as a measure of its ability to access additional capital as required.

The Real Estate Business must also comply with the terms of its debt agreements, including the MID Credit Facility (note 9) and the trust indenture for its Cdn. $265.0 million senior unsecured debentures (the “Debentures”), which include the following limitations:

•                  secured indebtedness not to exceed 15% of net tangible assets;

•                  funded debt not to exceed 40% of total capitalization; and

•                  total interest coverage of no less than 3:1.

At December 31, 2008, the Real Estate Business’ debt to total capitalization was 12% (December 31, 2007 — 15%) and the Real Estate Business was in compliance with all of its covenants.  The Real Estate Business’ total capitalization at December 31, 2008 was $1.82 billion (December 31, 2007 — $1.86 billion).  The outstanding total debt at December 31, 2008 is $221.9 million (December 31, 2007 — $274.7 million), which is comprised of $216.5 million (December 31, 2007 — $267.6 million) of the Debentures and $5.4 million (December 31, 2007 — $7.1 million) of mortgages payable on two properties.  In January 2009, one of the two mortgages payable, with a balance of $3.2 million at December 31, 2008, matured and was repaid in full.

The Real Estate Business generated cash flows from operating activities of $171.8 million in the year ended December 31, 2008 and had cash and cash equivalents of $122.4 million at December 31, 2008.

The Real Estate Business’ strategy for managing its liquidity needs includes (i) using its cash resources and cash flows from operating activities, (ii) drawing on the MID Credit Facility if and as needed and (iii) accessing additional capital by issuing debt, equity or a combination of securities as required to finance its operations and capital expenditures.  The capital requirements to finance additional acquisition and development activity will depend on the availability of suitable investment opportunities and related funding sources.

MEC

MEC’s capital is monitored by its separate Board of Directors and management team based on its level of net debt.  MEC must also comply with the terms of its debt agreements.  Many of these debt arrangements are obligations of individual MEC business units and require compliance with numerous financial and other covenants.  At December 31, 2008, MEC’s net debt was $687.8 million (December 31, 2007 — $570.5 million).  MID’s Real Estate Business has not guaranteed any of MEC’s indebtedness.

Under MEC’s Chapter 11 process (note 1), MEC’s capital management objective is to significantly reduce or eliminate its net debt by generating funds from the sale of assets.  In order for MEC to fund its ongoing operations through completion of its Chapter 11 process, MEC has secured a six-month DIP Loan from the Company (note 1).  The availability of any further financing, if required, is not yet determinable.

16. DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)  Items not involving current cash flows:

	Three Months Ended		Years Ended
	December 31,		December 31,
		(restated		(restated
		– note 4)		– note 4)
	2008	2007	2008	2007
Real Estate Business
Straight-line rent adjustment	$113	$10	$75	$397
Interest and other income from MEC	(4,211)	(833)	(9,034)	(1,132)
Stock-based compensation expense	(489)	35	112	798
Depreciation and amortization	10,060	10,960	43,419	41,541
Write-down of long-lived assets	—	—	450	—
Gain on disposal of real estate	—	—	—	(1,478)
Future income taxes	(82)	(2,225)	1,700	(864)
Other losses (gains), net	—	(7,067)	105	(7,719)
Other	72	89	373	330
	5,463	969	37,200	31,873
MEC
Stock-based compensation expense	36	653	303	1,388
Depreciation and amortization	11,914	11,952	45,197	39,390
Interest expense with MID	—	—	—	75
Amortization of debt issuance costs	4,767	2,341	12,813	3,907
Write-down (adjustment to write-down) of long-lived and intangible assets	120,778	(136)	125,778	1,308
Gain on disposal of real estate	—	(22)	(24,462)	(48,776)
Other losses (gains), net	—	3,467	(1,589)	3,463
Future income taxes	(34,805)	(5,804)	(33,329)	(7,496)
Minority interest	(67,530)	(17,687)	(97,140)	(42,898)
Other	2,575	(1,110)	5,298	(4,049)
	37,735	(6,346)	32,869	(53,688)
Eliminations (note 19)	(328)	(1,257)	(2,741)	48,196
Consolidated	$42,870	$(6,634)	$67,328	$26,381

(b)         Changes in non-cash balances:

	Three Months Ended		Years Ended
	December 31,		December 31,
		(restated		(restated
		– note 4)		– note 4)
	2008	2007	2008	2007
Real Estate Business
Accounts receivable	$785	$(1,143)	$4,954	$1,076
Loans receivable from MEC, net	671	(252)	17	(380)
Prepaid expenses and other	43	618	172	(126)
Accounts payable and accrued liabilities	(5,289)	(4,525)	988	861
Income taxes	2,788	1,258	(5,870)	5,834
Deferred revenue	2,178	162	1,663	(584)
	1,176	(3,882)	1,924	6,681
MEC
Restricted cash	(15,602)	(14,148)	(696)	797
Accounts receivable	(4,693)	(5,456)	4,288	(2,561)
Prepaid expenses and other	888	341	(4,142)	(1,994)
Accounts payable and accrued liabilities	14,129	32,614	(12,062)	5,270
Income taxes	(261)	2,342	2,140	2,926
Loans Payable to MID, net	(671)	252	(17)	380
Deferred revenue	3,231	2,349	1,775	128
	(2,979)	18,294	(8,714)	4,946
Eliminations (note 19)	(131)	(522)	250	22
Consolidated	$(1,934)	$13,890	$(6,540)	$11,649

17.       FINANCIAL INSTRUMENTS

(a)          Interest Rate Risk

The Company’s consolidated results of operations are primarily exposed to interest rate risk on its credit facilities and MEC’s variable-rate long-term debt.  Based on the balances of these financial liabilities outstanding as at December 31, 2008, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated “interest expense, net” for the year ended December 31, 2008 by approximately $0.6 million.

The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in “cash and cash equivalents” and “restricted cash” on the Company’s consolidated balance sheets.  The balance of the Company’s short-term investments fluctuates depending on the timing of the Company’s operating cash flows, capital expenditures and other liquidity requirements.  Assuming the balance of short-term investments at December 31, 2008 were outstanding throughout the entire year then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated “interest expense, net” for the year ended December 31, 2008 by approximately $0.5 million.

MEC occasionally utilizes interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.  At December 31, 2008, MEC had four interest rate swap contracts outstanding in connection with a LIBOR-based term loan facility described in note 18(c) to the annual consolidated financial statements for the year ended December 31, 2007.  Based on the interest rate swap contracts in place at December 31, 2008, a 50 basis point change in interest rates would have impacted other comprehensive income (loss) (excluding related minority interest and tax effects) for the year ended December 31, 2008 by approximately $0.5 million.

(b)   Currency Risk

The Company is structured such that its foreign operations are self-sustaining.  As a result, the Company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument.  However, the Real Estate Business’ corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar and euro denominated financial assets and liabilities.  Similarly, MEC’s operations, which utilize the U.S. dollar as the functional currency, have exposure to Canadian dollar denominated financial assets and liabilities.  Based on the balance of these financial instruments at December 31, 2008, a 10% change in exchange rates between the Canadian dollar and the relevant currencies at December 31, 2008 would not have had a material impact on the Company’s consolidated net loss for the year ended December 31, 2008.

(c)   Credit Risk

MEC, in the normal course of business, settles wagers for racetracks that it does not operate or manage and is thereby exposed to credit risk.  However, these receivables are generally not a significant portion of the Company’s total assets and are comprised of a large number of accounts.  At December 31, 2008, MEC’s “accounts receivable” included on the Company’s consolidated balance sheet are net of an allowance for doubtful accounts of $1.8 million (December 31, 2007 — $1.8 million), which is estimated based on a review of specific customer balances and related historical collection experience.  For the three-month period and year ended December 31, 2008, MEC incurred a bad debt expense of $0.6 million (2007 — $0.6 million) and $0.8 million (2007 — $0.9 million), respectively.

18.  SEGMENTED INFORMATION

The Company’s reportable segments reflect how the Company is organized and managed by senior management at December 31, 2008.  The Company’s operations are segmented in the Company’s internal financial reports between wholly-owned operations (Real Estate Business) and publicly-traded operations (MEC).  The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company’s Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

The Company’s reporting segments are as follows:

Real Estate Business

At December 31, 2008, the Real Estate Business owns real estate assets in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland.  Substantially all of these real estate assets are leased to, or are under development for subsequent lease to, Magna’s automotive operating units.  The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages seven thoroughbred racetracks, one standardbred racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks.  Also, MEC used to manage the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility.  Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) include casino operations with alternative gaming machines.  In addition, MEC operates off-track betting (“OTB”) facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™.  Under a series of March 2007 agreements with Churchill Downs Incorporated (“CDI”), MEC owns a 50% interest in a joint venture, TrackNet Media Group, LLC (“TrackNet Media”), a content management company formed for distribution of the full breadth of MEC’s and CDI’s horseracing content (note 20(i)).  A separate joint venture with CDI, “HRTV, LLC”, also involves the ownership by each of MEC and CDI of 50% shares in HorseRacing TV® (“HRTV®”), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network.  MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry.  To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID, operates an additional thoroughbred training centre situated near San Diego, California.  MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.  In addition to racetracks, MEC’s real estate portfolio includes a residential development in Austria.

On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada (note 1).

As described in note 1, the Company’s consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

19.  TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, the Company’s Chairman, the Chairman of Magna, and the Chairman and Chief Executive Officer of MEC, and three other members of his family are trustees of the Stronach Trust.  The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares.  Magna is controlled by M Unicar Inc. (“M Unicar”), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.  As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Loans to MEC

(i)    2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with the 2007 MEC Bridge Loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility.  The 2007 MEC Bridge Loan, together with a $20.0 million private placement of MEC Class A Stock to Fair Enterprise Limited (“FEL”), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, completed in October 2007 (the “FEL Equity Investment” — note 19(e)), was intended to provide short-term funding to MEC as it sought to implement the MEC Debt Elimination Plan (note 4).

The 2007 MEC Bridge Loan proceeds could only be used by MEC in accordance with the MEC Debt Elimination Plan and were available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the 2007 MEC Bridge Loan and the MEC Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the 2007 MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Caruso Affiliated (“Caruso”) and Forest City (note 20).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007).  On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.5% at December 31, 2008).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales (notes 4 and 5) and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland.  In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009.  However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated subsequent to year-end to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), the 2007 MEC Bridge Loan was not repaid when due.

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park.  In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million.  The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto are paid by MEC.

At December 31, 2008, $123.5 million (December 31, 2007 — $36.9 million) due under the fully drawn 2007 MEC Bridge Loan (including interest receivable) was included in the Real Estate Business’ current portion of “loans receivable from MEC, net” on the Company’s consolidated balance sheet, net of $1.8 million (December 31, 2007 — $1.4 million) of unamortized deferred arrangement fees.  MEC’s current portion of “loans payable to MID, net” on the Company’s consolidated balance sheet includes an aggregate amount of borrowings and interest payable of $123.4 million (December 31, 2007 — $35.9 million), net of $2.0 million (December 31, 2007 — $2.4 million) of unamortized deferred financing costs.  These net balances will be accreted to the face value of the 2007 MEC Bridge Loan over the remaining term to maturity.

(ii)   MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. (“GPRA”) and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches.  Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park’s total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.  The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.  In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009.  However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated subsequent to year-end to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million.

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007).  Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.  Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  For the three-month period and year ended December 31, 2008, $1.7 million (2007 — $0.7 million) and $3.4 million (2007 — $4.0 million), respectively, of such payments were made.  During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

At December 31, 2008, there were balances of $169.5 million (December 31, 2007 — $172.1 million) and $25.0 million (December 31, 2007 — $27.7 million) due under the Gulfstream Park project financing facility (net of $1.5 million of unamortized deferred arrangement fees) and the Remington Park project financing facility, respectively.  The current portion of the MEC Project Financing Facilities included in the Real Estate Business’ “loans receivable from MEC, net” at December 31, 2008 was $100.7 million (net of $1.5 million of unamortized deferred arrangement fees), including the required $100.0 million repayment discussed above.  The current and non-current portions of the MEC Project Financing Facilities, as reflected in MEC’s “loans payable to MID, net” on the Company’s consolidated balance sheet, are $100.7 million (including $0.4 million in MEC’s “discontinued operations” (note 4)) and $90.0 million (including $23.6 million in MEC’s “discontinued operations” (note 4)), respectively, net of unamortized deferred financing costs of $1.5 million and $3.8 million (including $1.0 million in MEC’s “discontinued operations” (note 4)), respectively.  These net balances will be accreted to the face value of the MEC Project Financing Facilities over the remaining terms to maturity.

In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the “Gulfstream Escrow”) with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs.  At December 31, 2008, the amount held under the Gulfstream Escrow was $0.9 million (December 31, 2007 — $4.5 million).  All funds in the Gulfstream Escrow are reflected as the Real Estate Business’ “restricted cash” and “due to MEC” on the Company’s consolidated balance sheets.

(iii)  2008 MEC Loan

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal (note 3), MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees).  The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances).  The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

Tranche 1

Tranche 1 in the amount of up to $50.0 million (plus costs and fees) may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City and Caruso (note 20).  Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated subsequent to year-end to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), Tranche 1 of the 2008 MEC Loan was not repaid when due.

In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.  The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

At December 31, 2008, $22.9 million due under Tranche 1 of the 2008 MEC Loan was included in the Real Estate Business’ current portion of “loans receivable from MEC, net” on the Company’s consolidated balance sheet, net of $0.8 million of unamortized deferred arrangement fees.  MEC’s current portion of “loans payable to MID, net” on the Company’s consolidated balance sheet includes borrowings of $22.8 million, net of $0.9 million of unamortized deferred financing costs.  These net balances will be accreted to the face value of Tranche 1 of the 2008 MEC Loan over the remaining term to maturity.

Tranche 2

Tranche 2 in the amount of up to $45.0 million (plus costs and fees) may be used by MEC solely to fund the application by MEC’s subsidiary Laurel Park for a Maryland slots licence and related matters and construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence.  In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies’ assets.

At December 31, 2008, Tranche 2 of the 2008 MEC Loan had not been made available.  In February 2009, MEC’s subsidiary, Laurel Park, submitted an application for a Maryland slots licence (the “Slots Application”) and subsequently placed the initial licence fee in escrow pending resolution of certain issues associated with the application.  Accordingly, MEC drew $28.5 million under Tranche 2 of the 2008 MEC Loan in connection with the escrow deposit.  Subsequently, MEC was informed by the Maryland VLT Facility Location Commission (the “Commission”) that MEC’s Slots Application was not accepted for consideration.  The Commission stated that the Slots Application did not meet certain minimum requirements set out in the bidding process as it had been submitted without payment of the initial licence fee of $28.5 million.  Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

The initial maturity date of Tranche 2 was December 31, 2011, and as a result of the Slots Application not being accepted for consideration was accelerated subsequent to year-end in accordance with the terms of the loan to May 13, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009 (note 1), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan.  The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan.  All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

In conjunction with certain loans to MEC and certain of the strategic initiatives pursued by MEC, MID management has provided assistance to MEC pursuant to a consulting agreement between MID and MEC, which required MEC to reimburse MID for its expenses.  In February 2009, such consulting agreement was terminated.

To December 31, 2008, approximately $9.3 million of external third-party costs have been incurred in association with the loan facilities between MEC and the MID Lender, including $0.4 million and $0.8 million in the three-month period and year ended December 31, 2008, respectively.  At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities.  At a consolidated level, such costs are charged to “general and administrative” expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, are eliminated from the Company’s consolidated results of operations and financial position.

(b)   MEC’s Real Estate Sales to Magna

In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Ebreichsdorf, Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs (note 5(b)).  MEC recognized a gain in the year ended December 31, 2008 of 15.5 million euros ($24.3 million), which is included in MEC’s “gain on disposal of real estate”.

On March 5, 2009, MEC announced that one of its subsidiaries in Austria has entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria (note 5(d)) for a purchase price of approximately 4.6 million euros ($5.7 million).

(c)   Magna Lease Terminations

During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement (retroactive to May 31, 2007) on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes.  In April 2008, the Real Estate Business paid Magna $2.0 million to terminate the lease, and the termination payment is included in the Real Estate Business’ “real estate properties, net” at December 31, 2008 on the Company’s unaudited interim consolidated balance sheet.  The Real Estate Business had not recognized any revenue under the lease of this property since May 31, 2007.

During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada.  In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount was collected in April 2008 and has been recognized by the Real Estate Business in “other gains, net” in the Company’s unaudited interim consolidated statement of income (loss) for the year ended December 31, 2008.

(d)   Sale of MEC Real Estate to Joint Venture

On April 2, 2008, one of MEC’s European wholly-owned subsidiaries, Fontana Beteiligungs GmbH (“Fontana”), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana had a 50% joint venture equity interest, for 0.8 million euros ($1.2 million).  The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009.  On August 1, 2008, Fontana sold its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party.  The sale price included nominal cash consideration equal to Fontana’s initial capital contribution and a future profit participation in Fontana Immobilien GmbH.  Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana was accelerated to, and paid on, August 7, 2008, resulting in a gain in the year ended December 31, 2008 of 0.6 million euros ($0.9 million), which is included in MEC’s “gain on disposal of real estate” in the Company’s unaudited interim consolidated statement of income (loss).

(e)   FEL Equity Investment

The closing of the FEL Equity Investment occurred on October 29, 2007.  FEL purchased 444,444 shares of MEC Class A Stock at a price per share of $45.00 (such amounts adjusted to reflect the reverse stock split completed by MEC in 2008 (note 20(o)), with proceeds to MEC of $19.6 million net of $0.4 million of transaction costs.  The price per share was set at the greater of (i) 90% of the volume weighted average price per share of MEC Class A Stock on Nasdaq for the five trading days commencing on September 13, 2007 (the date of announcement of the FEL Equity Investment); and (ii) $38.20 (adjusted to reflect the reverse stock split), being 100% of the volume weighted average price per share of MEC Class A Stock on Nasdaq for the five trading days immediately preceding September 13, 2007.  The shares of MEC Class A Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the United States Securities Act of 1933, as amended.  As a result of the FEL Equity Investment, MID’s voting interest and equity stake in MEC were reduced from 96.3% and 58.3%, respectively, to 95.6% and 53.9%, respectively, and the Company recorded a $3.5 million dilution loss in the three-month period and year ended December 31, 2007, which is included in “other gains (losses), net” in the Company’s unaudited interim consolidated statement of income (loss).

(f)    MEC Real Estate Acquired by MID

During the first quarter of 2007, MID acquired all of MEC’s interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland; and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center.  MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights.  In addition, MID granted MEC a profit participation right in respect of each property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

During the second quarter of 2007, MID acquired all of MEC’s interest and rights in a 205 acre parcel of land located in Bonsall, California for cash consideration of approximately $24.0 million.  In the year ended December 31, 2008, $0.1 million of cash consideration previously held back was released to MEC.  The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC.  MID is holding the property for future development and has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property.  The term of the lease is three years, subject to early termination by either party on four months written notice.

At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the year ended December 31, 2008 of $0.1 million (2007 - $48.8 million), included in MEC’s “gain on disposal of real estate” in the Company’s unaudited interim consolidated statements of income (loss).  The effects of these transactions are eliminated from the Company’s unaudited interim consolidated results of operations and financial position, except that $1.7 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated “general and administrative” expenses in the year ended December 31, 2007.

(g)   Hurricane Katrina Relief Effort

In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million.  In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources.  In 2007, the Real Estate Business donated substantially all of the land to the same not-for-profit organization.  As a result, $2.0 million of costs associated with this further donation is included in the Real Estate Business’ “general and administrative” expenses in the year ended December 31, 2007.  The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

20.  COMMITMENTS AND CONTINGENCIES

(a)   In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees.  Management believes that adequate provisions have been recorded in the accounts where required.  Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)   On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight’s oppression application against the Company and certain of its current and former directors and officers.  The appeal hearing took place in April 2008.

(c)   On May 8, 2008, one of MEC’s wholly-owned subsidiaries, LATC, commenced civil litigation in the District Court in Los Angeles for breach of contract.  It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended.  The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction.  On October 20, 2008, the presiding judge denied the defendants’ motions.  The defendants have filed answers and cross complaints against all other vendors who participated in the removal and construction of the track.  In addition, the defendants filed a counter-claim against LATC, which was dismissed.  The case is now at issue and will be set for a status conference with the court in early May 2009.

(d)   On May 18, 2007, ODS Technologies, L.P., operating as TVG Network, filed a summons against MEC, HRTV, LLC (which was subsequently removed from the lawsuit) and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement.  An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants.  The discovery and disposition process is ongoing and the final outcome related to this summons is uncertain.

(e)   MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of its racetracks.  These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(f)    In addition to the letters of credit issued under the Company’s credit facilities (note 9), the Company had $3.8 million (Real Estate Business — $2.6 million; MEC — $1.2 million) of letters of credit issued with various financial institutions at December 31, 2008 to guarantee various construction projects.  These letters of credit are secured by cash deposits of the Company.

(g)   MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries.  At December 31, 2008, these indemnities amounted to $6.3 million, with expiration dates through 2010.

(h)   At December 31, 2008, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $5.3 million (Real Estate Business — $3.2 million; MEC — $2.1 million).

(i)    On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide.  These agreements involved the formation of a joint venture, TrackNet Media, a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV®.  TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering companies.  TrackNet Media purchases horseracing content from third parties and makes it available through the respective MEC and CDI outlets.  Under the reciprocal content swap agreement, MEC and CDI exchange their respective horseracing signals.  On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV® to CDI.  Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments.  As of December 31, 2008, MEC had not made any additional capital contributions, however, MEC has subsequently made additional contributions of $0.4 million.  Subsequent to year-end, MEC’s share of the total required capital contributions to HRTV, LLC was renegotiated and is now expected to be approximately $5.5 million, of which $4.3 million had been contributed prior to December 31, 2008.

(j)    On December 8, 2005, legislation authorizing the operation of slot machines within existing, licensed Broward County, Florida pari-mutuel facilities that had conducted live racing or games during each of 2002 and 2003 was passed by the Florida Legislature.  On January 4, 2006, the Governor of Florida signed the legislation into law and, subsequently, the Division of Pari-mutuel Wagering developed the governing rules and regulations.  Prior to the opening of the slots facility at Gulfstream Park on November 15, 2006, MEC was awarded a gaming licence for slot machine operations at Gulfstream Park in October 2006 despite an August 2006 decision rendered by the Florida First District Court of Appeals that ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures.  Previously, a lower court decision had granted summary judgment in favour of “Floridians for a Level Playing Field” (“FLPF”), a group in which GPRA is a member.  Though FLPF pursued various procedural options in response to the Florida First District Court of Appeals decision, the Florida Supreme Court ruled in late September 2007 that the matter was not procedurally proper for consideration by the court.  Its order effectively remanded the matter to the trial court for a trial on the merits.  MEC has disclosed that it expects that a trial on the merits will likely take an additional year or more to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review.  At December 31, 2008, the carrying value of MEC’s fixed assets related to the slots facility is approximately $22.5 million.  If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

(k)   In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City (collectively with MEC, the “Partnership Members”) concerning the planned development of “The Village at Gulfstream ParkTM”.  That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property.  Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution.  MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed and, to December 31, 2008, MEC has contributed $8.3 million.  At December 31, 2008, approximately $90.6 million of net costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third-party bank as well as equity contributions from MEC and Forest City.  If either of the Partnership Members fails to make required capital contributions when due, then the other Partnership Member may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the Partnership Members would be adjusted accordingly.  Included in MEC’s “accounts payable and accrued liabilities” is an obligation of approximately $9.1 million (December 31, 2007 — $5.8 million), which was paid subsequent to year-end, reflecting MEC’s unpaid share of equity contributions in excess of $15.0 million.  The Limited Liability Company Agreement also contemplated additional agreements with MEC, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed.  Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until the initial contribution accounts of the Partnership Members are equal.  Accordingly, $7.5 million is included in MEC’s “other long-term liabilities” on the unaudited interim consolidated balance sheets at December 31, 2008 and 2007, representing MEC’s obligation to forgo its proportion of cash receipts until the initial contribution accounts of the Partnership Members are equal.  Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership.  The annual cash payments made to Forest City to equalize the Partnership Members’ initial contribution accounts will not exceed the amount of annual ground rent otherwise payable to a subsidiary of MEC.

(l)    On September 28, 2006, certain of MEC’s affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park.  Westfield Corporation (“Westfield”), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded.  On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council’s approval and granting of entitlements related to the construction of The Shops at Santa Anita.  In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest.  The first hearings on the merits of the petitioners’ claims were heard in May 2008.  On July 23, 2008, the court issued a tentative opinion in favour of the petitioners in part, concluding that 11 parts of the final environmental impact report were deficient.  On September 29, 2008, the court heard the respondents’ motion to vacate the tentative opinion and to enter a new and different decision.  That motion was denied and the court declared its tentative opinion to be its final decision.  The respondents are working to amend and supplement the environmental impact report in an attempt to cure the 11 defects.  Accordingly, development efforts may be delayed or suspended.  To December 31, 2008, MEC has expended $9.6 million relating to the proposed development of The Shops at Santa Anita, of which $1.3 million was paid in the year ended December 31, 2008.  These amounts have been included in MEC’s “real estate properties, net” on the Company’s consolidated balance sheets.  Under the terms of these arrangements, MEC may be responsible to fund additional costs.  However, to December 31, 2008, no such payments have been made.

(m)  In November 2006, MEC sold its wholly-owned interest in The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, “Millennium-Oaktree”).  On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and the Meadows Holdback Note in the amount of $25.0 million payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the “Meadows Holdback Note”).  Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011.  On December 12, 2007, Cannery Casino Resorts, LLC, the parent company of Millennium-Oaktree, announced it had entered into an agreement to sell Millennium-Oaktree to Crown Limited.  If the deal is consummated, either party to the racing services agreement will have the option to terminate the arrangement.  $5.6 million of the gain from the sale of The Meadows was initially deferred and included in MEC’s “other long-term liabilities” representing the estimated net present value of the future operating losses expected over the term of the racing services agreement.  Such amount is being recognized as a reduction of “general and administrative” expenses in MEC’s results of operations over the term of the racing services agreement.  Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expires on December 31, 2009, whereby the horsemen will make contributions to subsidize backside maintenance and marketing expenses at The Meadows.  As a result, the estimated operating losses expected over the remaining term of the racing services agreement have been revised, resulting in $2.0 million of previously deferred gains being recognized in MEC’s “other gains, net” for the year ended December 31, 2008.

Until December 25, 2007, The Meadows participated in a multi-employer defined benefit pension plan for which the pension plan’s total vested liabilities exceeded the plan’s assets.  The New Jersey Sports & Exposition Authority previously withdrew from the pension plan effective November 1, 2007.  As the only remaining participant in the pension plan, The Meadows withdrew from the pension plan effective December 25, 2007, which constituted a mass withdrawal.  Based on allocation information provided by the plan, the estimated withdrawal liability of The Meadows is approximately $6.2 million.  This liability may be satisfied by annual payments of approximately $0.3 million.  As part of the indemnification obligations provided for in the Meadows Holdback Note, the mass withdrawal liability that has been triggered as a result of The Meadows’ withdrawal from the plan will be set-off against the amount owing to MEC under the Meadows Holdback Note.

(n)   The California Regional Water Quality Control Board (the “Control Board”) requires that MEC’s wholly-owned subsidiary, Santa Anita Park, apply for, and keep in force, a wastewater discharge permit, which governs and regulates the amount of contaminated water that may be discharged into the storm drain and water table as a result of maintenance of the horse population on site.  With the issuance of the permit in 2006, there were certain compliance efforts that the Control Board requested be addressed over the five-year permit period.  The Control Board did not give deadlines for immediate compliance nor is Santa Anita Park’s current permit at risk for non-compliance.  Citations are not expected unless Santa Anita Park does not make an effort to comply.  MEC is in ongoing discussions with the Control Board regarding the nature of the compliance requests and the planning process as to how MEC will address these requirements over the five-year permit period.  A number of these requirements have been, or are expected to be, addressed through planned capital projects, including the installation of a new, synthetic racing surface in 2007 and the anticipated rebuild of barns on the backside over the next several years.  Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement.  This process will span several years as each of these requirements are addressed.  The exact scope, cost and timing of the remediation efforts has not been finalized and a compliance plan has not been agreed upon with the Control Board.  No accrual was required at December 31, 2008, since the Control Board had granted a permit for a five-year period, there were no manifestations by the Control Board for immediate compliance and MEC had not finalized a compliance plan with the Control Board.

(o)   Effective July 22, 2008, MEC completed a reverse stock split of its Class A Stock and Class B Stock utilizing a 1:20 consolidation ratio.  As a result of the reverse stock split, every 20 shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively.  The reverse stock split affects all shares of common stock, stock options and convertible securities of MEC outstanding prior to the effective date.  The 58.6 million outstanding shares of MEC Class A Stock (4.4 million of which were held by MID) and 58.4 million outstanding shares of MEC Class B Stock (all of which were held by MID) were reduced to 2.9 million shares of MEC Class A Stock (0.2 million of which are held by MID) and 2.9 million shares of MEC Class B Stock (all of which continue to be held by MID), respectively.

Because the reverse stock split applies to all issued shares of MEC Class A Stock and MEC Class B Stock, it did not alter the relative rights and preferences of MID’s interest in MEC, nor did it affect MID’s proportionate equity or voting interest in MEC, except to the extent the reverse stock split resulted in fractional shares being cashed out.  The Company recorded a gain of $19 thousand, included in “other gains (losses), net” reported under the MEC segment for the year ended December 31, 2008 in association with fractional shares of MEC Class A Stock redeemed pursuant to MEC’s reverse stock split.

As a result of the reverse stock split, the conversion price for which each of MEC’s $150.0 million of 8.55% convertible subordinated notes and $75.0 million of 7.25% convertible subordinated notes are convertible into shares of MEC Class A Stock has been adjusted from $7.05 and $8.50 per share, respectively, to $141.00 and $170.00 per share, respectively.